BMO Financial Group Reports Second Quarter 2019 Results

REPORT TO SHAREHOLDERS

Financial Results Highlights

Second Quarter 2019 Compared With Second Quarter 2018:

•	Net income of $1,497 million, up 20%; adjusted net income[1] of $1,522 million, up 4%

•	EPS[2] of $2.26, up 22%; adjusted EPS[1,2] of $2.30, up 5%

•	Net revenue[3] of $5,652 million, up 8%

•	ROE of 13.6%, up from 12.6%; adjusted ROE[1] of 13.9% compared with 14.9%

•	Provision for credit losses (PCL) of $176 million compared with $160 million in the prior year

•	Common Equity Tier 1 Ratio of 11.3%

•	Dividend increased $0.03 from the prior quarter to $1.03, up 7% from the prior year

Year-to-Date 2019 Compared With Year-to-Date 2018:

•	Net income of $3,007 million, up 35%; adjusted net income[1,4,5] of $3,060 million, up 6%

•	EPS[2] of $4.54, up 38%; adjusted EPS[1,2] of $4.62, up 7%

•	Net revenue[3] of $11,243 million, up 7%

•	ROE of 13.6%, up from 11.0%; adjusted ROE[1] of 13.9% compared with 14.4%

•	Provision for credit losses of $313 million compared with $301 million in the prior year

Toronto, May 29, 2019 – For the second quarter ended April 30, 2019, BMO Financial Group recorded net income of $1,497 million or $2.26 per share on a reported basis, and net income of $1,522 million or $2.30 per share on an adjusted basis.

“BMO’s continued strong performance this quarter is highlighted by good momentum across our U.S. platform and in our North American Commercial Banking business, reflecting our differentiated approach to growing customer relationships. For the first half of the year, adjusted earnings per share are up 7% and our U.S. segment contributed 35% to BMO’s adjusted earnings,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“This growth is supported by our strong capital position, a stable credit environment, and the continued resiliency of the Canadian and U.S. economies. We are taking disciplined actions to grow each of our businesses, including optimizing our teams and developing innovative solutions that enhance customer experience. These actions are deepening loyalty and trust and position the bank for long-term growth,” concluded Mr. White.

Return on equity (ROE) was 13.6%, up from 12.6% in the prior year, and adjusted ROE was 13.9% compared with 14.9%. Return on tangible common equity (ROTCE) was 16.4%, up from 15.6% in the prior year and adjusted ROTCE was 16.4% compared with 18.0% in the prior year.

Concurrent with the release of results, BMO announced a third quarter 2019 dividend of $1.03 per common share, up $0.03 or 3% from the preceding quarter and up $0.07 per share or 7% from the prior year. The quarterly dividend of $1.03 per common share is equivalent to an annual dividend of $4.12 per common share.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total preferred share dividends.
(3)	Net revenue is reported on a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act.

(5)

Reported net income in the second quarter of 2018 included a $192 million after-tax ($260 million pre-tax) restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward. Restructuring cost is included in non-interest expense in Corporate Services.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

Our complete Second Quarter 2019 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2019, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Second Quarter Operating Segment Overview

Canadian P&C

Reported net income of $615 million increased $27 million or 5% and adjusted net income of $615 million increased $26 million or 5% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect good revenue growth, partially offset by higher expenses and higher provisions for credit losses.

During the quarter, we won two Celent 2019 Model Bank Awards. The Celent Model Bank Award for Payment Services Hub Implementation recognizes delivery of our new BMO Payment Hub, a technology platform that integrates multiple payment services in one central location, which will enable us to deliver new products more quickly and cost-effectively. The Celent Model Bank Award for Innovation Enablement recognizes our BMO InnoV8 program, which tests and develops ideas to transform a customer’s financial journey and is the foundation for multiple award-winning digital banking solutions and patent applications. These awards are a testament to our commitment to creating and investing in services to better support our customers.

U.S. P&C

Reported net income of $406 million increased $58 million or 17% and adjusted net income of $417 million increased $58 million or 16% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$306 million increased US$35 million or 13% and adjusted net income of US$314 million increased US$35 million or 12% from the prior year, largely due to good revenue growth and lower provisions for credit losses, partially offset by higher expenses.

For the third consecutive year, BMO Harris Bank was recognized as a Best Place to Work for LGBTQ Equality on the 2019 Corporate Equality Index (CEI), a U.S. national benchmarking survey and report on corporate policies and practices related to LGBTQ workplace equality, administered by the Human Rights Campaign Foundation. The 2019 CEI evaluates LGBTQ-related policies and practices including non-discrimination workplace protections, domestic partner benefits, transgender-inclusive healthcare benefits, competency programs and engagement with the LGTBQ community.

BMO Wealth Management

Reported net income of $305 million increased $9 million or 3% and adjusted net income of $315 million increased $8 million or 3% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $226 million and adjusted net income of $236 million was relatively unchanged compared with the prior year as the impact of strong net interest income growth and improved equity markets were largely offset by targeted growth investments and lower performance fees in asset management. Insurance net income was $79 million, an increase of $10 million or 14%, primarily due to favourable market movements.

In the 2019 Brokerage Report Card, issued by Investment Executive, over 90% of BMO Nesbitt Burns advisors said they would recommend their firm.

BMO Capital Markets

Reported net income was $249 million and adjusted net income was $253 million compared with $286 million on both a reported and an adjusted basis in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Strong performance in Investment and Corporate Banking and higher Trading Products revenue were largely offset by a severance expense and higher provisions for credit losses.

BMO Capital Markets received the Lead Manager Sustainability Bond Award from Environmental Finance for our role in the supranational, sub-sovereign and agency (SSA) space and our industry-defining sustainable bonds. We were also named World’s Best Metals and Mining Investment Bank for the tenth consecutive year by Global Finance.

Corporate Services

Reported and adjusted net loss for the quarter was $78 million compared with a reported net loss of $272 million and an adjusted net loss of $78 million in the prior year. Adjusted results in the prior year exclude a $192 million after-tax restructuring charge and acquisition integration costs. Adjusted results were unchanged, with lower expenses, offset by lower recoveries of credit losses.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.3% at April 30, 2019. The CET1 Ratio decreased from 11.4% at the end of the first quarter as retained earnings growth was more than offset by strong business growth and a small impact from other changes in CET1 Capital.

Provision for Credit Losses

Total provision for credit losses was $176 million, an increase of $16 million from the prior year. The provision for credit losses on impaired loans of $150 million decreased $22 million from $172 million in the prior year, primarily due to lower provisions in our U.S. P&C business, largely resulting

1 BMO Financial Group Second Quarter Report 2019

from a recovery on a commercial loan. There was a provision for credit losses on performing loans of $26 million in the current quarter compared with a recovery of credit losses of $12 million in the prior year.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at May 29, 2019. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2019, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2018, and the MD&A for fiscal 2018, contained in our 2018 Annual Report.

BMO’s 2018 Annual Report includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

3	Financial Highlights			24	Balance Sheet
4	Non-GAAP Measures			24	Transactions with Related Parties
5	Caution Regarding Forward-Looking Statements			24	Off-Balance Sheet Arrangements
5	Economic Review and Outlook			24	Accounting Policies and Critical Accounting Estimates
6	Foreign Exchange			25	Changes in Accounting Policies
6	Net Income			25	Future Changes in Accounting Policies
7	Revenue			25	Select Financial Instruments
8	Provision for Credit Losses			25	Other Regulatory Developments
9	Impaired Loans			26	Risk Management
9	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				26	Market Risk
9	Non-Interest Expense				28	Liquidity and Funding Risk
9	Income Taxes				31	Credit Rating
10	Capital Management				34	European Exposures
13	Review of Operating Groups’ Performance			36	Interim Consolidated Financial Statements
	13	Personal and Commercial Banking (P&C)			36	Consolidated Statement of Income
		14	Canadian Personal and Commercial Banking (Canadian P&C)		37	Consolidated Statement of Comprehensive Income
		16	U.S. Personal and Commercial Banking (U.S. P&C)		38	Consolidated Balance Sheet
	18	BMO Wealth Management			39	Consolidated Statement of Changes in Equity
	20	BMO Capital Markets			40	Consolidated Statement of Cash Flows
	21	Corporate Services			41	Notes to Consolidated Financial Statements
22	Summary Quarterly Earnings Trends			59	Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at April 30, 2019, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2019, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Second Quarter Report 2019 2

Financial Highlights

(Canadian $ in millions, except as noted)	Q2-2019	Q1-2019	Q2-2018	YTD-2019	YTD-2018

Summary Income Statement
Net interest income (1)	3,135	3,172	2,666	6,307	5,541
Non-interest revenue (1)(2)	3,078	3,345	2,914	6,423	5,677
Revenue (2)	6,213	6,517	5,580	12,730	11,218
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	561	926	332	1,487	693
Revenue, net of CCPB	5,652	5,591	5,248	11,243	10,525
Provision for credit losses on impaired loans	150	127	172	277	346
Provision for (recovery of) credit losses on performing loans	26	10	(12)	36	(45)
Total provision for credit losses	176	137	160	313	301
Non-interest expense (2)	3,595	3,557	3,525	7,152	6,925
Provision for income taxes	384	387	317	771	1,080
Net income attributable to bank shareholders	1,497	1,510	1,246	3,007	2,219
Adjusted net income	1,522	1,538	1,463	3,060	2,885

Common Share Data ($, except as noted)
Earnings per share	2.26	2.28	1.86	4.54	3.29
Adjusted earnings per share	2.30	2.32	2.20	4.62	4.32
Earnings per share growth (%)	21.7	59.5	0.9	38.2	(18.9)
Adjusted earnings per share growth (%)	4.8	9.5	14.7	7.1	3.0
Dividends declared per share	1.00	1.00	0.93	2.00	1.86
Book value per share	69.99	67.37	61.66	69.99	61.66
Closing share price	105.82	96.18	97.51	105.82	97.51
Number of common shares outstanding (in millions)
End of period	638.8	638.4	640.6	638.8	640.6
Average diluted	640.3	640.4	645.6	640.3	647.8
Total market value of common shares ($ billions)	67.6	61.4	62.5	67.6	62.5
Dividend yield (%)	3.8	4.2	3.8	3.8	3.8
Dividend payout ratio (%)	44.1	43.8	49.9	43.9	56.4
Adjusted dividend payout ratio (%)	43.3	43.0	42.2	43.2	43.0

Financial Measures and Ratios (%)
Return on equity	13.6	13.6	12.6	13.6	11.0
Adjusted return on equity	13.9	13.9	14.9	13.9	14.4
Return on tangible common equity	16.4	16.5	15.6	16.5	13.5
Adjusted return on tangible common equity	16.4	16.6	18.0	16.5	17.3
Net income growth	20.1	55.1	(0.1)	35.5	(18.7)
Adjusted net income growth	4.0	8.1	13.1	6.0	2.4
Revenue growth	11.3	15.6	(2.2)	13.5	1.4
Revenue growth, net of CCPB	7.7	6.0	5.0	6.8	1.6
Non-interest expense growth	2.0	4.6	8.4	3.3	4.9
Adjusted non-interest expense growth	10.2	4.5	1.4	7.3	1.9
Efficiency ratio, net of CCPB	63.6	63.6	67.2	63.6	65.8
Adjusted efficiency ratio, net of CCPB	63.0	63.0	61.6	63.0	62.7
Operating leverage, net of CCPB	5.7	1.4	(3.4)	3.5	(3.3)
Adjusted operating leverage, net of CCPB	(2.5)	1.5	3.6	(0.5)	(0.3)
Net interest margin on average earning assets	1.72	1.69	1.63	1.70	1.68
Effective tax rate	20.4	20.4	20.3	20.4	32.7
Adjusted effective tax rate	20.5	20.4	21.2	20.4	20.4
Total PCL-to-average net loans and acceptances (annualized)	0.16	0.13	0.17	0.15	0.16
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.14	0.12	0.18	0.13	0.18

Balance Sheet (as at, $ millions, except as noted)
Assets	830,470	806,597	743,593	830,470	743,593
Gross loans and acceptances	436,654	420,761	386,933	436,654	386,933
Net loans and acceptances	434,944	419,133	385,286	434,944	385,286
Deposits	548,837	532,199	491,198	548,837	491,198
Common shareholders’ equity	44,705	43,009	39,497	44,705	39,497
Cash and securities-to-total assets ratio (%)	28.2	29.3	28.1	28.2	28.1

Capital Ratios (%)
CET1 Ratio	11.3	11.4	11.3	11.3	11.3
Tier 1 Capital Ratio	12.7	12.7	12.9	12.7	12.9
Total Capital Ratio	15.0	15.1	15.0	15.0	15.0
Leverage Ratio	4.2	4.2	4.2	4.2	4.2

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3391	1.3131	1.2842	1.3391	1.2842
Average Canadian/U.S. dollar	1.3299	1.3351	1.2858	1.3326	1.2714

(1)

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (see Note 1 of the unaudited interim consolidated financial statements).

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

3 BMO Financial Group Second Quarter Report 2019

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q2-2019	Q1-2019	Q2-2018	YTD-2019	YTD-2018

Reported Results
Revenue	6,213	6,517	5,580	12,730	11,218
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(561)	(926)	(332)	(1,487)	(693)
Revenue, net of CCPB	5,652	5,591	5,248	11,243	10,525
Total provision for credit losses	(176)	(137)	(160)	(313)	(301)
Non-interest expense	(3,595)	(3,557)	(3,525)	(7,152)	(6,925)
Income before income taxes	1,881	1,897	1,563	3,778	3,299
Provision for income taxes	(384)	(387)	(317)	(771)	(1,080)
Net income	1,497	1,510	1,246	3,007	2,219
EPS ($)	2.26	2.28	1.86	4.54	3.29

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(2)	(6)	(4)	(8)	(8)
Amortization of acquisition-related intangible assets (3)	(30)	(31)	(29)	(61)	(57)
Restructuring costs (4)	-	-	(260)	-	(260)
Adjusting items included in reported pre-tax income	(32)	(37)	(293)	(69)	(325)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(4)	(2)	(6)	(5)
Amortization of acquisition-related intangible assets (3)	(23)	(24)	(23)	(47)	(44)
Restructuring costs (4)	-	-	(192)	-	(192)
U.S. net deferred tax asset revaluation (5)	-	-	-	-	(425)
Adjusting items included in reported net income after tax	(25)	(28)	(217)	(53)	(666)
Impact on EPS ($)	(0.04)	(0.04)	(0.34)	(0.08)	(1.03)

Adjusted Results
Revenue	6,213	6,517	5,580	12,730	11,218
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(561)	(926)	(332)	(1,487)	(693)
Revenue, net of CCPB	5,652	5,591	5,248	11,243	10,525
Total provision for credit losses	(176)	(137)	(160)	(313)	(301)
Non-interest expense	(3,563)	(3,520)	(3,232)	(7,083)	(6,600)
Income before income taxes	1,913	1,934	1,856	3,847	3,624
Provision for income taxes	(391)	(396)	(393)	(787)	(739)
Net income	1,522	1,538	1,463	3,060	2,885
EPS ($)	2.30	2.32	2.20	4.62	4.32

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)

Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. KGS–Alpha acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.

(3)	These expenses were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 13, 14, 16, 18 and 20.
(4)

In Q2-2018, we recorded a restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency and invest in technology to move our business forward. Restructuring costs are included in non-interest expense in Corporate Services.

(5)

Charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cut and Jobs Act. For more information see the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Second Quarter Report 2019 4

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2019 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section which begin on page 78 of BMO’s 2018 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 Annual Report under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the following Economic Review and Outlook section.

Economic Review and Outlook

Canada’s economy has slowed in response to earlier increases in interest rates and policy measures undertaken to restrain the housing market and credit expansion. Real GDP is expected to increase 1.4% in 2019, down from 1.8% in 2018. This moderate pace will likely keep the unemployment rate stable at a four-decade low of 5.7%. The rate of household consumption growth is projected to moderate to 1.5% in 2019 from 2.1% last year, due to the slowest credit growth since 1983. After weakening last year, housing activity should stabilize in 2019, supported by the fastest growing population in nearly three decades and recent sturdy employment gains. The rate of business investment is projected to improve moderately after contracting in recent quarters, supported by tax incentives. Industry-wide consumer credit is anticipated to increase 3.7% this year, while residential mortgage credit should rise 3.2%. Industry-wide business loans are projected to increase 9.8% in 2019, slowing somewhat from the past three years. Despite support from a continued low-valued Canadian dollar, exports are likely to moderate in response to weaker global demand. Due to the sluggish economy and low inflation, the Bank of Canada is expected to keep its main policy rate steady at 1.75% this year. The economy faces risks related to oil prices and global trade policies, including delayed ratification of the North American trade deal (USMCA). Uncertainty related to the United Kingdom’s exit from the European Union (Brexit) is unlikely to have a material adverse impact on the North American economy.

The U.S. economy has moderated in response to less supportive fiscal and monetary policies. Real GDP is expected to expand 2.5% in 2019, down from 2.9% in 2018. Still, the labour market remains healthy and the unemployment rate will likely decline to 3.5% by year-end, near the lowest level in more than half a century. Supported by higher incomes and low debt service costs, consumer spending is expected to increase 2.3% in 2019, encouraging industry-wide consumer credit growth of 3.2%. In response to recent declines in mortgage rates, housing market activity is expected to improve this year, supporting a 3.7% rise in residential mortgage demand. The rate of business investment is expected to slow to 3.7% in 2019 from almost 7% in 2018 due to diminished support from tax reforms and a slower global growth environment. This could result in more moderate industry-wide business credit growth of 7.5%. Continued low inflation should encourage the Federal Reserve to keep its main policy rate steady this year after nine increases since 2015. The main risks to the economic outlook relate to a possible increase in trade protectionism. The trade dispute between the United States and China recently escalated with both countries announcing an increase in tariffs. The U.S. administration is also threatening to impose new tariffs on all other imports from China and is contemplating duties on automobile shipments from Europe and Japan.

The rate of economic expansion in the U.S. Midwest region, which includes the six contiguous states within the BMO footprint, is expected to moderate to 1.7% in 2019 from 2.2% in 2018, in response to less supportive financial conditions, slower automotive production and weaker exports.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

5 BMO Financial Group Second Quarter Report 2019

Foreign Exchange

The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenues, expenses and provisions for (recoveries of) credit losses arise.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

Please refer to the Enterprise-Wide Capital Management section on page 69 of the 2018 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of our investment in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q2-2019		YTD-2019
(Canadian $ in millions, except as noted)	vs. Q2-2018	vs. Q1-2019	vs YTD-2018
Canadian/U.S. dollar exchange rate (average)
Current period	1.3299	1.3299	1.3326
Prior period	1.2858	1.3351	1.2714

Effects on U.S. segment reported results
Increased net interest income	33	(5)	100
Increased non-interest revenue	28	(3)	69
Increased revenues	61	(8)	169
Increased provision for credit losses	(1)	-	(4)
Increased expenses	(44)	5	(121)
Increased income taxes (1)	(3)	1	(34)
Increased reported net income (1)	13	(2)	10
Impact on earnings per share ($) (1)	0.02	-	0.01

Effects on U.S. segment adjusted results
Increased net interest income	33	(5)	100
Increased non-interest revenue	28	(3)	69
Increased revenues	61	(8)	169
Increased provision for credit losses	(1)	-	(4)
Increased expenses	(41)	5	(117)
Increased income taxes	(4)	1	(10)
Increased adjusted net income	15	(2)	38
Impact on adjusted earnings per share ($)	0.02	-	0.06

(1)

Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. Results reflect the impact of foreign exchange revaluation of the tax charge.

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Income

Q2 2019 vs. Q2 2018

Net income was $1,497 million, an increase of $251 million or 20% from the prior year. Adjusted net income was $1,522 million and increased $59 million or 4% from the prior year, or 3% excluding the impact of the stronger U.S. dollar. Adjusted net income excludes a $192 million after-tax restructuring charge in the prior year and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS of $2.26 increased $0.40 or 22% from the prior year. Adjusted EPS of $2.30 increased $0.10 or 5%, or 4% excluding the impact of the stronger U.S. dollar.

Adjusted results largely reflect good performance in our P&C businesses driven by revenue growth. In Wealth Management, insurance net income increased, while traditional wealth was relatively unchanged from the prior year, and BMO Capital Markets net income decreased. Corporate Services net loss was unchanged from the prior year.

Q2 2019 vs. Q1 2019

Net income decreased $13 million from the prior quarter. Adjusted net income decreased $16 million or 1%, and was unchanged excluding the impact of the weaker U.S. dollar. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. Reported and adjusted EPS decreased $0.02.

Adjusted results reflect higher net income in Wealth Management, which was more than offset by lower net income in our P&C businesses, primarily due to the impact of three fewer days in the current quarter and higher provisions for credit losses. BMO Capital Markets net income decreased slightly and the Corporate Services net loss was largely unchanged from the prior quarter.

Q2 YTD 2019 vs. Q2 YTD 2018

Net income was $3,007 million, an increase of $788 million or 35% from a year ago. Adjusted net income was $3,060 million, an increase of $175 million or 6%, or 5% excluding the impact of the stronger U.S. dollar. Reported EPS was $4.54 and increased $1.25 or 38%, while adjusted EPS was $4.62, an increase of $0.30 or 7%. Adjusted net income excludes a charge related to a U.S. net deferred tax asset revaluation in the first quarter and the restructuring charge in the second quarter of the prior year, as well as the amortization of acquisition-related intangible assets and acquisition integration costs in both periods.

BMO Financial Group Second Quarter Report 2019 6

Net income increased in our P&C businesses, with particularly good performance in U.S. P&C. Net income in BMO Capital Markets decreased and Wealth Management net income decreased slightly. Corporate Services reported results increased due to the U.S. net deferred tax asset revaluation charge and restructuring charge in the prior year. Corporate Services adjusted results increased, primarily due to higher revenue excluding teb.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue (1)(2)

Q2 2019 vs. Q2 2018

Revenue of $6,213 million increased $633 million or 11% from the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,652 million increased $404 million or 8%, or 6% excluding the impact of the stronger U.S. dollar.

Revenue increased across all operating businesses with good performance in our P&C businesses and BMO Capital Markets.

Net interest income of $3,135 million increased $469 million or 18%, or $435 million or 16% excluding the impact of the stronger U.S. dollar. Net interest income excluding trading of $2,825 million increased $228 million or 9%, or $192 million or 7% excluding the impact of the stronger U.S. dollar, largely due to higher deposit revenue and loan volumes across all the operating groups.

Average earning assets of $749.2 billion increased $77.6 billion or 12%, or $68.9 billion or 10% excluding the impact of the stronger U.S. dollar due to loan growth, higher securities and higher securities borrowed or purchased under resale agreements. BMO’s overall net interest margin increased 9 basis points, primarily due to higher net interest income from trading activities and higher margin in Canadian P&C, partially offset by a higher volume of lower spread assets. On an excluding trading basis, net interest margin decreased 4 basis points, primarily due to the higher volume of lower spread assets, partially offset by higher margin in Canadian P&C.

Net non-interest revenue of $2,517 million decreased $65 million or 3%, or 4% excluding the impact of the stronger U.S. dollar due to lower trading revenue and, to a lesser degree, lower mutual fund revenue, partially offset by higher underwriting and advisory fees and higher lending and insurance revenue.

Gross insurance revenue increased $250 million from the prior year, mainly due to decreases in long-term interest rates increasing the fair value of investments in the current year compared with increases in long-term interest rates decreasing the fair value of investments in the prior year and stronger equity markets in the current year, partially offset by lower annuity sales. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities comprise predominantly fixed income and some equity assets. These investments are recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 9. We generally focus on analyzing revenue net of CCPB given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q2 2019 vs. Q1 2019

Revenue decreased $304 million or 5% from the prior quarter and net revenue increased $61 million or 1%. BMO Capital Markets revenue increased in both Trading Products and Investment and Corporate Banking, while Wealth Management was higher due to the impact of stronger global equity markets, partially offset by the impact of three fewer days in the quarter. Revenue decreased in our P&C businesses due to fewer days and in Corporate Services.

Net interest income decreased $37 million or 1% from the prior quarter. On an excluding trading basis, net interest income decreased $71 million or 2%, mainly due to fewer days, partially offset by higher loan revenue.

Average earning assets of $749.2 billion increased $5.1 billion or 1% due to loan growth, higher securities borrowed or purchased under resale agreements and higher securities, partially offset by lower cash resources. BMO’s overall net interest margin increased 3 basis points, primarily due to higher income from trading activities. Excluding trading, net interest margin was unchanged.

Net non-interest revenue increased $98 million or 4%, with increases in most non-interest revenue categories.

Gross insurance revenue decreased $339 million from the prior quarter, mainly due to lower annuity sales, partially offset by stronger equity markets. The decrease in insurance revenue was largely offset by lower insurance claims, commissions and changes in policy benefit liabilities as discussed on page 9.

Q2 YTD 2019 vs. Q2 YTD 2018

Reported revenue increased $1,512 million or 13% to $12,730 million from the prior year. On a net basis, revenue of $11,243 million increased $718 million or 7%, or 5% excluding the impact of the stronger U.S. dollar.

Revenue increased in our P&C businesses and in BMO Capital Markets. Wealth Management revenue was relatively unchanged.

Net interest income of $6,307 million increased $766 million or 14%, or $665 million or 12% excluding the impact of the stronger U.S. dollar. On an excluding trading basis, net interest income of $5,721 million increased $491 million or 9%, or $392 million or 8% excluding the impact of the stronger U.S. dollar, largely due to higher deposit revenue and loan volumes across all the operating groups.

(1)

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform to the current period’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

7 BMO Financial Group Second Quarter Report 2019

Average earning assets of $746.7 billion increased $83.0 billion or 13%, or $71.2 billion or 11% excluding the impact of the stronger U.S. dollar due to loan growth, higher securities, higher securities borrowed or purchased under resale agreements and increased cash resources. BMO’s overall net interest margin increased 2 basis points, primarily due to higher net interest income from trading activities and higher margin in Canadian P&C, partially offset by a higher volume of lower spread assets. Excluding trading, BMO’s net interest margin decreased 6 basis points, primarily due to a higher volume of lower spread assets, partially offset by higher margin in Canadian P&C.

Net non-interest revenue of $4,936 million decreased $48 million or 1%, or 2% excluding the impact of the stronger U.S. dollar due to decreases in trading and mutual fund revenue, partially offset by higher lending, underwriting and advisory and card revenue.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Provision for Credit Losses

Q2 2019 vs. Q2 2018

Total provision for credit losses was $176 million, an increase of $16 million from the prior year. The provision for credit losses on impaired loans of $150 million decreased $22 million from $172 million in the prior year, primarily due to lower provisions in our U.S. P&C business, largely resulting from a recovery on a commercial loan. There was a $26 million provision for credit losses on performing loans in the current quarter compared with a recovery of credit losses of $12 million in the prior year. The $26 million provision for credit losses on performing loans was primarily due to portfolio growth, with smaller increases attributable to credit quality movements and changes in macroeconomic outlook.

Q2 2019 vs. Q1 2019

Total provision for credit losses increased $39 million from the prior quarter. The provision for credit losses on impaired loans increased $23 million to $150 million, largely due to increases in Canadian P&C and BMO Capital Markets. There was a $26 million provision for credit losses on performing loans in the current quarter compared with a $10 million provision for credit losses on performing loans in the prior quarter.

Q2 YTD 2019 vs. Q2 YTD 2018

Total provision for credit losses was $313 million, an increase of $12 million from the prior year. The provision for credit losses on impaired loans decreased $69 million due to lower provisions in the U.S. P&C business, primarily as a result of recoveries in the current year, partially offset by a provision in BMO Capital Markets compared with a net recovery in the prior year. There was a $36 million provision for credit losses on performing loans in the current year compared with a recovery of $45 million in the prior year.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q2-2019
Provision for (recovery of) credit losses on impaired loans	122	18	140	(1)	12	(1)	150
Provision for (recovery of) credit losses on performing loans	16	5	21	1	3	1	26
Total provision for (recovery of) credit losses	138	23	161	-	15	-	176

Q1-2019
Provision for (recovery of) credit losses on impaired loans	114	15	129	2	1	(5)	127
Provision for (recovery of) credit losses on performing loans	6	(9)	(3)	-	14	(1)	10
Total provision for (recovery of) credit losses	120	6	126	2	15	(6)	137

Q2-2018
Provision for (recovery of) credit losses on impaired loans	131	66	197	1	(16)	(10)	172
Provision for (recovery of) credit losses on performing loans	(3)	(12)	(15)	(1)	3	1	(12)
Total provision for (recovery of) credit losses	128	54	182	-	(13)	(9)	160

YTD-2019
Provision for (recovery of) credit losses on impaired loans	236	33	269	1	13	(6)	277
Provision for (recovery of) credit losses on performing loans	22	(4)	18	1	17	-	36
Total provision for (recovery of) credit losses	258	29	287	2	30	(6)	313

YTD-2018
Provision for (recovery of) credit losses on impaired loans	228	143	371	2	(17)	(10)	346
Provision for (recovery of) credit losses on performing loans	1	(42)	(41)	(3)	(1)	-	(45)
Total provision for (recovery of) credit losses	229	101	330	(1)	(18)	(10)	301

Provision for Credit Losses Performance Ratios

	Q2-2019	Q1-2019	Q2-2018	YTD-2019	YTD-2018
Total PCL-to-average net loans and acceptances (annualized) (%)	0.16	0.13	0.17	0.15	0.16
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.14	0.12	0.18	0.13	0.18

BMO Financial Group Second Quarter Report 2019 8

Impaired Loans

Total gross impaired loans (GIL) were $2,335 million at the end of the current quarter, up from $2,152 million in the prior year with the largest increase in impaired loans in oil and gas, as well as wholesale trade. GIL increased $316 million from $2,019 million in the first quarter of 2019.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $741 million, up from $467 million in the first quarter of 2019 and up from $578 million in the prior year.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)

(Canadian $ in millions, except as noted)	Q2-2019	Q1-2019	Q2-2018	YTD-2019	YTD-2018
GIL, beginning of period	2,019	1,936	2,149	1,936	2,220
Classified as impaired during the period	741	467	578	1,208	1,113
Transferred to not impaired during the period	(127)	(125)	(193)	(252)	(369)
Net repayments	(212)	(137)	(271)	(349)	(515)
Amounts written-off	(112)	(119)	(161)	(231)	(284)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	-	-	(6)	-	(6)
Foreign exchange and other movements	26	(3)	56	23	(7)
GIL, end of period	2,335	2,019	2,152	2,335	2,152
GIL to gross loans and acceptances (%)	0.53	0.48	0.56	0.53	0.56

(1)	GIL excludes purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $561 million in the second quarter of 2019, an increase of $229 million from $332 million in the second quarter of 2018, due to the impact of decreases in long-term interest rates increasing the fair value of policy benefit liabilities in the current year compared with increases in long-term interest rates decreasing the fair value of policy benefit liabilities in the prior year and the impact of stronger equity markets in the current year, partially offset by the impact of lower annuity sales. CCPB decreased $365 million from $926 million in the first quarter of 2019, due to the impact of lower annuity sales in the current quarter, partially offset by the impact of stronger equity markets in the current quarter. The changes related to the fair value of policy benefit liabilities and annuity sales were largely offset in revenue.

Non-Interest Expense

Reported non-interest expense of $3,595 million increased $70 million or 2% from the prior year. Adjusted non-interest expense of $3,563 million increased $331 million or 10%, or 9% excluding the impact of the stronger U.S. dollar. BMO Capital Markets severance expense and KGS-Alpha acquisition accounted for approximately half of the year-over-year increase. The remainder of the increase was driven primarily by higher technology and employee-related costs in the current quarter. Adjusted non-interest expense excludes a restructuring charge in the second quarter of 2018, and acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Reported non-interest expense increased $38 million or 1% from the prior quarter. Adjusted non-interest expense increased $43 million or 1% from the prior quarter, as lower stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and the impact of three fewer days in the current quarter were more than offset by severance expense, higher other expenses and technology costs. Adjusted non-interest expense excludes acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Year-to-date reported non-interest expense increased $227 million or 3% from the prior year and adjusted non-interest expense increased $483 million or 7%, or 5% excluding the impact of the stronger U.S. dollar. The severance expense and impact of the acquisition accounted for approximately half of the year-to-date increase. The remainder of the increase was primarily driven by higher technology costs and employee-related costs in the current year. Adjusted non-interest expense excludes a restructuring charge in the second quarter of 2018, and acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Reported operating leverage on a net revenue basis was positive 5.7% compared with negative 3.4% in the prior year. Adjusted operating leverage on a net revenue basis was negative 2.5% compared with positive 3.6%. The BMO Capital Markets severance had a negative 3.7% impact on adjusted operating leverage.

The reported efficiency ratio was 57.9% compared with 63.2% in the prior year and was 63.6% on a net revenue basis compared with 67.2% in the prior year. The adjusted efficiency ratio was 57.3% compared with 57.9% in the prior year and 63.0% on a net revenue basis compared with 61.6% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

Income Taxes

The provision for income taxes was $384 million, an increase of $67 million from the second quarter of 2018 and a decrease of $3 million from the first quarter of 2019. The effective tax rate for the quarter was 20.4% compared with 20.3% in the prior year and 20.4% in the first quarter of 2019.

The adjusted provision for income taxes was $391 million, a decrease of $2 million from the prior year and $5 million from the first quarter of 2019. The adjusted effective tax rate was 20.5% in the current quarter compared with 21.2% in the prior year and 20.4% in the first quarter of 2019. The higher adjusted tax rate in the second quarter of 2018 relative to this quarter was due to lower tax-exempt income from securities.

On a taxable equivalent basis (teb), the reported effective tax rate for the quarter was 23.6% compared with 23.3% in the prior year and 23.1% in the first quarter of 2019. On a teb basis, the adjusted effective tax rate for the quarter was 23.6% compared with 23.7% in the prior year and 23.1% in the first quarter of 2019.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

9 BMO Financial Group Second Quarter Report 2019

Capital Management

Second Quarter 2019 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.3% at April 30, 2019.

The CET1 Ratio decreased from 11.4% at the end of the first quarter as retained earnings growth was more than offset by strong business growth and a small impact from other changes in CET1 Capital.

CET1 Capital was $34.8 billion at April 30, 2019, up from $33.7 billion at January 31, 2019, and $32.7 billion at October 31, 2018, mainly due to higher retained earnings and the impact of foreign exchange movements on accumulated other comprehensive income, which were partially offset by higher net deductions.

Risk-Weighted Assets (RWA) were $308.8 billion at April 30, 2019, up from $297.0 billion at January 31, 2019, and $289.2 billion at October 31, 2018, driven by strong business growth and the impact of foreign exchange movements.

The bank’s Tier 1 and Total Capital Ratios were 12.7% and 15.0%, respectively, at April 30, 2019, compared with 12.7% and 15.1%, respectively, at January 31, 2019. The Tier 1 Capital Ratio was unchanged as the factors impacting the CET1 Ratio were largely offset by the preferred shares issuance. The Total Capital Ratio was lower mainly due to higher RWA, as discussed above. The Tier 1 and Total Capital Ratios were 12.9% and 15.2%, respectively, at October 31, 2018. The April 30, 2019, Tier 1 and Total Capital Ratios were lower compared with October 31, 2018, mainly due to higher RWA.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may manage the impact of foreign exchange movements on its capital ratios and did so during the second quarter. Any such activities could also impact our book value and return on equity.

BMO’s Basel III Leverage Ratio was 4.2% at April 30, 2019, consistent with January 31, 2019, and October 31, 2018.

Regulatory Developments

In April 2019, the Office of the Superintendent of Financial Institutions (OSFI) released the final version of the Large Exposure Limits Guideline for implementation by Canadian Domestic Systemically Important Banks (D-SIBs) in the first quarter of fiscal 2020.

In January 2019, the Basel Committee on Banking Supervision (BCBS) issued final standards on the Minimum Capital Requirements for Market Risk (the Final Market Risk Framework) to address the outstanding design and calibration issues of the 2016 framework and provide further clarity to facilitate its implementation. The Final Market Risk Framework is expected to take effect on January 1, 2022, concurrent with the implementation of the final Basel III reforms published in December 2017. OSFI issued a discussion paper in July 2018 setting out its preliminary views on scope and timing of implementation of the final Basel III reforms in Canada. The requirements, which are expected to be implemented in the first quarter of fiscal 2022, have the potential to put upward pressure on the amount of capital we are required to hold. We continue to engage with OSFI as it works to finalize the approach to domestic implementation.

In December 2018, OSFI set the level of the Domestic Stability Buffer (DSB), applicable to D-SIBs, at 1.75%, up from 1.5%, effective April 30, 2019. The increase reflects OSFI’s assessment of identified systemic vulnerabilities, including Canadian consumer indebtedness, asset imbalances in the Canadian market, and Canadian institutional indebtedness. The DSB, which is met with CET1 capital, can be set between 0% and 2.5% of total RWA.

In November 2018, OSFI implemented its revised Capital Adequacy Requirements (CAR) Guideline. The main revisions include the domestic implementation of the standardized approach for counterparty credit risk (SA-CCR) and the revised capital requirements for bank exposures to central counterparties, as well as a revised securitization framework. These changes resulted in a modest increase to the amount of capital we are required to hold. In November 2018, OSFI also implemented the revised Leverage Requirements Guideline to align with the changes for counterparty credit risk and the securitization framework in the revised CAR Guideline.

The Canadian Bail-In Regime, including OSFI’s Total Loss Absorbing Capacity (TLAC) Guideline, came into effect on September 23, 2018. Under this regime, the bank is required to meet target TLAC requirements by November 1, 2021. The targets are currently set at a risk-based TLAC ratio of 23.25% RWA and a TLAC leverage ratio of 6.75%, which we expect to comfortably meet when effective. Since September 2018, BMO has issued over $9 billion in TLAC-eligible funding, including a US$1.75 billion inaugural bail-in debt transaction which closed on February 5, 2019.

In April 2019, the U.S. Federal Reserve Board issued for comment notices of proposed rulemaking on the tailoring of prudential standards for foreign banking organizations (FBOs) and revisions to resolution plan requirements for large domestic banks and FBOs. The FBO proposal establishes four categories of capital and liquidity requirements based on a firm’s risk profile.

For a more detailed discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 69 to 75, the Liquidity and Funding Risk section on pages 100 to 108 and the Legal and Regulatory Risk section on pages 112 to 114 of BMO’s 2018 Annual Report.

BMO Financial Group Second Quarter Report 2019 10

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with OSFI’s CAR Guideline, which is based on the capital standards developed by the BCBS. For more information see the Enterprise-Wide Capital Management section on pages 69 to 75 of BMO’s 2018 Annual Report.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at April 30, 2019
Common Equity Tier 1 Ratio	4.5%	3.5%	1.75%	9.75%	11.3%
Tier 1 Capital Ratio	6.0%	3.5%	1.75%	11.25%	12.7%
Total Capital Ratio	8.0%	3.5%	1.75%	13.25%	15.0%
Leverage Ratio	3.0%	na	na	3.0%	4.2%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers for BMO include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for D-SIBs and a Countercyclical Buffer as prescribed by OSFI (not material for the second quarter of 2019). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 1.75%. Breaches of the DSB will not result in a bank being subject to automatic constraints on capital distributions.

  na – not applicable

Regulatory Capital Position

(Canadian $ in millions, except as noted)	Q2-2019	Q1-2019	Q4-2018

Gross common equity (1)	44,705	43,009	41,387
Regulatory adjustments applied to common equity	(9,929)	(9,283)	(8,666)
Common Equity Tier 1 Capital (CET1)	34,776	33,726	32,721
Additional Tier 1 eligible capital (2)	4,690	4,340	4,790
Regulatory adjustments applied to Tier 1	(219)	(219)	(291)
Additional Tier 1 Capital (AT1)	4,471	4,121	4,499
Tier 1 Capital (T1 = CET1 + AT1)	39,247	37,847	37,220
Tier 2 eligible capital (3)	7,140	7,068	7,017
Regulatory adjustments applied to Tier 2	(79)	(126)	(121)
Tier 2 Capital (T2)	7,061	6,942	6,896
Total Capital (TC = T1 + T2)	46,308	44,789	44,116

Risk-weighted Assets and Leverage Ratio Exposures (4)(5)
CET1 Capital Risk-Weighted Assets	308,844	296,987	289,237
Tier 1 Capital Risk-Weighted Assets	308,844	296,987	289,420
Total Capital Risk-Weighted Assets	308,844	296,987	289,604
Leverage Ratio Exposures	931,500	902,532	876,106

Capital Ratios (%)
CET1 Ratio	11.3	11.4	11.3
Tier 1 Capital Ratio	12.7	12.7	12.9
Total Capital Ratio	15.0	15.1	15.2
Leverage Ratio	4.2	4.2	4.2

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments.
(4)

For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline. OSFI revised its capital floor approach effective Q2 2018, which included a shift from Basel I to the Basel II standardized approach and a reduction in the floor factor.

(5)	The Credit Valuation Adjustment (CVA) was fully phased in starting Q1-2019. The applicable scalars for CET1, Tier 1 Capital and Total Capital were 80%, 83% and 86%, respectively, in fiscal 2018.

11 BMO Financial Group Second Quarter Report 2019

Outstanding Shares and Securities Convertible into Common Shares

As at April 30, 2019	Number of shares or dollar amount (in millions)
Common shares	638.8

Class B Preferred shares
Series 25	$236
Series 26	$54
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600
Series 38	$600
Series 40	$500
Series 42	$400
Series 44	$400
Series 46	$350

Medium-Term Notes (1)
Series H - First Tranche	$1,000
Series H - Second Tranche	$1,000
Series I - First Tranche	$1,250
Series I - Second Tranche	$850
3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850

Stock options
Vested	4.0
Non-vested	2.6

(1)	Details on the Medium-Term Notes are outlined in Note 15 to the audited consolidated financial statements on page 181 of BMO’s 2018 Annual Report.

Details on share capital are outlined in Note 7 to the unaudited interim consolidated financial statements and

Note 16 to the audited annual consolidated financial statements on page 182 of BMO’s 2018 Annual Report.

Other Capital Developments

As previously announced, subject to receiving Toronto Stock Exchange approval, we will establish a new normal course issuer bid (NCIB) that will permit us to purchase for cancellation up to 15 million common shares over a 12-month period, commencing on or about June 3, 2019. The NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion, based on factors such as market conditions and capital levels. We will consult with OSFI before making purchases under the bid.

During the quarter, 357,233 common shares were issued through the exercise of stock options.

On May 15, 2019, BMO announced the conversion results of its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 27 (Preferred Shares Series 27). During the conversion period, which ran from April 25, 2019, to May 10, 2019, 412,564 Preferred Shares Series 27 were tendered for conversion into Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 28 (Preferred Shares Series 28), which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 27 prospectus supplement dated April 16, 2014. As a result, no Preferred Shares Series 28 will be issued and holders of Preferred Shares Series 27 will retain their shares. The dividend rate for the Preferred Shares Series 27 for the five year period commencing on May 25, 2019, and ending on May 24, 2024, will be 3.852%.

On April 17, 2019, we completed our domestic public offering of $350 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 46.

On December 31, 2018, BMO Capital Trust II redeemed all of its issued and outstanding BMO Tier 1 Notes—Series A at a redemption amount equal to $1,000 for an aggregate redemption of $450 million, plus accrued and unpaid interest to but excluding the redemption date.

Dividends

On May 29, 2019, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.03 per share, up $0.03 per share or 3% from the preceding quarter, and up $0.07 per share or 7% from the prior year. The dividend is payable on August 27, 2019, to shareholders of record on August 1, 2019. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2019 12

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the second quarter of 2019.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue, provision for credit losses and expense allocations are updated to better align with current experience. Results for prior periods are reclassified to conform with the current period’s presentation.

The bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), effective November 1, 2018, and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, when customers reimburse us for certain out-of-pocket expenses incurred on their behalf, we will record the reimbursement in revenue. Previously, these reimbursements were recorded as a reduction in the related expense.

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform to the current period’s presentation.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q2-2019	Q1-2019	Q2-2018	YTD-2019	YTD-2018

Net interest income (teb)	2,442	2,492	2,274	4,934	4,557
Non-interest revenue (1)	795	800	761	1,595	1,552
Total revenue (teb) (1)	3,237	3,292	3,035	6,529	6,109
Provision for credit losses on impaired loans	140	129	197	269	371
Provision for (recovery of) credit losses on performing loans	21	(3)	(15)	18	(41)
Total provision for credit losses	161	126	182	287	330
Non-interest expense (1)	1,727	1,729	1,620	3,456	3,267
Income before income taxes	1,349	1,437	1,233	2,786	2,512
Provision for income taxes (teb)	328	346	297	674	620
Reported net income	1,021	1,091	936	2,112	1,892
Amortization of acquisition-related intangible assets (2)	11	11	12	22	23
Adjusted net income	1,032	1,102	948	2,134	1,915

Net income growth (%)	9.0	14.2	22.0	11.6	8.1
Adjusted net income growth (%)	8.9	14.0	21.5	11.5	7.9
Revenue growth (%)	6.6	7.1	7.0	6.9	3.7
Non-interest expense growth (%)	6.6	5.0	2.2	5.8	2.3
Adjusted non-interest expense growth (%)	6.7	5.1	2.3	5.9	2.5
Return on equity (%)	17.6	18.3	18.2	18.0	18.3
Adjusted return on equity (%)	17.8	18.5	18.4	18.2	18.5
Operating leverage (teb) (%)	-	2.1	4.8	1.1	1.4
Adjusted operating leverage (teb) (%)	(0.1)	2.0	4.7	1.0	1.2
Efficiency ratio (teb) (%)	53.4	52.5	53.3	52.9	53.5
Adjusted efficiency ratio (teb) (%)	52.9	52.1	52.8	52.5	53.0
Net interest margin on average earning assets (teb) (%)	2.96	2.99	2.97	2.97	2.96
Average earning assets	338,178	331,271	313,568	334,667	310,641
Average gross loans and acceptances	346,240	338,318	318,262	342,214	314,942
Average net loans and acceptances	344,666	336,756	316,712	340,646	313,479
Average deposits	276,391	272,960	248,013	274,647	245,223

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Total P&C before tax amounts of $14 million in Q2-2019, $15 million in both Q1-2019 and Q2-2018; $29 million for YTD-2019 and $30 million for YTD-2018 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income of $1,021 million and adjusted net income of $1,032 million both increased 9% from the prior year, or 8% and 7% respectively, excluding the impact of the stronger U.S. dollar. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

13 BMO Financial Group Second Quarter Report 2019

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q2-2019	Q1-2019	Q2-2018	YTD-2019	YTD-2018

Net interest income	1,407	1,433	1,338	2,840	2,718
Non-interest revenue (1)	514	521	492	1,035	1,015
Total revenue (1)	1,921	1,954	1,830	3,875	3,733
Provision for credit losses on impaired loans	122	114	131	236	228
Provision for (recovery of) credit losses on performing loans	16	6	(3)	22	1
Total provision for credit losses	138	120	128	258	229
Non-interest expense (1)	952	961	909	1,913	1,847
Income before income taxes	831	873	793	1,704	1,657
Provision for income taxes	216	226	205	442	423
Reported net income	615	647	588	1,262	1,234
Amortization of acquisition-related intangible assets (2)	-	1	1	1	1
Adjusted net income	615	648	589	1,263	1,235

Personal revenue	1,211	1,220	1,187	2,431	2,435
Commercial revenue	710	734	643	1,444	1,298
Net income growth (%)	4.5	0.2	11.2	2.3	(2.8)
Revenue growth (%)	4.9	2.7	7.6	3.8	2.2
Non-interest expense growth (%)	4.7	2.5	4.8	3.6	5.6
Adjusted non-interest expense growth (%)	4.7	2.5	4.8	3.6	5.6
Return on equity (%)	26.8	27.6	29.3	27.2	30.2
Adjusted return on equity (%)	26.8	27.6	29.3	27.2	30.2
Operating leverage (%)	0.2	0.2	2.8	0.2	(3.4)
Adjusted operating leverage (%)	0.2	0.2	2.8	0.2	(3.4)
Efficiency ratio (%)	49.6	49.2	49.7	49.4	49.5
Net interest margin on average earning assets (%)	2.61	2.61	2.59	2.61	2.59
Average earning assets	220,624	217,917	211,840	219,248	211,345
Average gross loans and acceptances	234,853	230,682	222,153	232,733	221,155
Average net loans and acceptances	233,976	229,817	221,296	231,862	220,305
Average deposits	171,151	168,150	158,032	169,625	157,788

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Before tax amounts of $nil in Q2-2019, $1 million in both Q1-2019 and Q2-2018; $1 million for both YTD-2019 and YTD-2018 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2019 vs. Q2 2018

Canadian P&C reported net income of $615 million increased $27 million or 5% and adjusted net income of $615 million increased $26 million or 5% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect good revenue growth, partially offset by higher expenses and higher provisions for credit losses.

Revenue of $1,921 million increased $91 million or 5% from the prior year, primarily due to higher balances across most products, increased non-interest revenue and higher margins. Net interest margin of 2.61% was up 2 basis points due to the benefit of higher rates and a favourable product mix.

Personal revenue increased $24 million or 2% due to higher balances across most products. Commercial revenue increased $67 million or 10%, mainly due to higher balances across most products, increased non-interest revenue and higher margins.

Total provision for credit losses of $138 million increased $10 million from the prior year. The provision for credit losses on impaired loans decreased $9 million to $122 million, with lower consumer provisions, partially offset by marginally higher commercial provisions. There was a $16 million provision for credit losses on performing loans in the current quarter compared with a $3 million recovery of credit losses on performing loans in the prior year.

Non-interest expense of $952 million increased $43 million or 5% reflecting investment in the business, including technology and sales force investments.

Average gross loans and acceptances of $234.9 billion increased $12.7 billion or 6% from the prior year. Total personal lending balances (excluding retail cards) increased 1%, including 4% growth in proprietary mortgages and amortizing home equity line of credit (HELOC) loans. Commercial loan balances (excluding corporate cards) increased 15%. Average deposits of $171.2 billion increased $13.1 billion or 8%. Personal deposit balances increased 9% and commercial deposit balances increased 7%.

Q2 2019 vs. Q1 2019

Reported net income decreased $32 million or 5% and adjusted net income decreased $33 million or 5% from the prior quarter.

Revenue decreased $33 million or 2%, primarily due to the impact of three fewer days in the current quarter and lower non-interest revenue, partially offset by higher margins and higher balances across most products. Net interest margin of 2.61% remained unchanged from the prior quarter.

Personal revenue decreased $9 million or 1%, mainly due to fewer days, partially offset by higher margins and increased non-interest revenue. Commercial revenue decreased $24 million or 3%, mainly due to fewer days and lower non-interest revenue, partially offset by higher balances across most products.

Total provision for credit losses increased $18 million. The provision for credit losses on impaired loans increased $8 million due to higher commercial and consumer provisions in the current quarter. There was a $16 million provision for credit losses on performing loans in the current quarter compared with a $6 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense decreased $9 million or 1%, primarily due to fewer days in the current quarter.

Average gross loans and acceptances increased $4.2 billion or 2% and average deposits increased $3.0 billion or 2%.

BMO Financial Group Second Quarter Report 2019 14

Q2 YTD 2019 vs. Q2 YTD 2018

Reported net income of $1,262 million and adjusted net income of $1,263 million both increased $28 million or 2% year-to-date.

Revenue of $3,875 million increased $142 million or 4% from the prior year, primarily due to higher balances across most products and higher non-interest revenue, net of a gain related to the restructuring of Interac Corporation in the prior year. Net interest margin of 2.61% was up 2 basis points due to a favourable product mix and the benefit of higher rates.

Personal revenue was relatively unchanged from the prior year, largely due to the benefit of higher balances in most products offset by the gain in the prior year. Commercial revenue increased $146 million or 11% due to higher balances across most products, increased non-interest revenue and higher margins.

Total provision for credit losses of $258 million increased $29 million. The provision for credit losses on impaired loans increased $8 million to $236 million, primarily due to higher commercial provisions. There was a $22 million provision for credit losses on performing loans in the current year compared with a $1 million provision for credit losses on performing loans in the prior year.

Non-interest expense of $1,913 million increased $66 million or 4% reflecting investment in the business, primarily in our technology and sales force, partially offset by a legal reserve in the prior year.

Average gross loans and acceptances increased $11.6 billion or 5% and average deposits increased $11.8 billion or 8%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

15 BMO Financial Group Second Quarter Report 2019

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q2-2019	Q1-2019	Q2-2018	YTD-2019	YTD-2018

Net interest income (teb)	779	793	729	1,572	1,447
Non-interest revenue (1)	211	209	210	420	423
Total revenue (teb) (1)	990	1,002	939	1,992	1,870
Provision for credit losses on impaired loans	13	12	51	25	113
Provision for (recovery of) credit losses on performing loans	4	(7)	(9)	(3)	(34)
Total provision for credit losses	17	5	42	22	79
Non-interest expense (1)	583	575	552	1,158	1,116
Income before income taxes	390	422	345	812	675
Provision for income taxes (teb)	84	90	74	174	157
Reported net income	306	332	271	638	518
Amortization of acquisition-related intangible assets (2)	8	8	8	16	17
Adjusted net income	314	340	279	654	535

Personal revenue	335	341	303	676	604
Commercial revenue	654	662	635	1,316	1,266
Net income growth (%)	12.7	34.3	52.2	23.0	43.8
Adjusted net income growth (%)	12.1	33.0	49.7	22.1	41.6
Revenue growth (%)	5.5	7.6	10.6	6.5	11.4
Non-interest expense growth (%)	5.4	2.1	3.3	3.7	3.3
Adjusted non-interest expense growth (%)	5.7	2.3	3.5	3.9	3.5
Return on equity (%)	11.6	12.3	11.1	11.9	10.5
Adjusted return on equity (%)	11.9	12.6	11.5	12.2	10.9
Operating leverage (teb) (%)	0.1	5.5	7.3	2.8	8.1
Adjusted operating leverage (teb) (%)	(0.2)	5.3	7.1	2.6	7.9
Efficiency ratio (teb) (%)	58.9	57.4	58.9	58.1	59.7
Adjusted efficiency ratio (teb) (%)	57.8	56.3	57.7	57.1	58.5
Net interest margin on average earning assets (teb) (%)	3.61	3.71	3.77	3.66	3.74
Average earning assets	88,389	84,901	79,118	86,616	78,093
Average gross loans and acceptances	83,750	80,617	74,747	82,158	73,760
Average net loans and acceptances	83,225	80,095	74,208	81,635	73,278
Average deposits	79,131	78,490	69,982	78,805	68,763

(Canadian $ equivalent in millions)

Net interest income (teb)	1,035	1,059	936	2,094	1,839
Non-interest revenue (1)	281	279	269	560	537
Total revenue (teb) (1)	1,316	1,338	1,205	2,654	2,376
Provision for credit losses on impaired loans	18	15	66	33	143
Provision for (recovery of) credit losses on performing loans	5	(9)	(12)	(4)	(42)
Total provision for credit losses	23	6	54	29	101
Non-interest expense (1)	775	768	711	1,543	1,420
Income before income taxes	518	564	440	1,082	855
Provision for income taxes (teb)	112	120	92	232	197
Reported net income	406	444	348	850	658
Adjusted net income	417	454	359	871	680

Net income growth (%)	16.6	43.3	45.7	29.2	36.9
Adjusted net income growth (%)	16.0	41.9	43.3	28.2	34.8
Revenue growth (%)	9.1	14.3	6.0	11.7	6.1
Non-interest expense growth (%)	9.0	8.3	(1.0)	8.7	(1.6)
Adjusted non-interest expense growth (%)	9.3	8.5	(0.8)	8.9	(1.4)
Average earning assets	117,554	113,354	101,728	115,419	99,296
Average gross loans and acceptances	111,387	107,636	96,109	109,481	93,787
Average net loans and acceptances	110,690	106,939	95,416	108,784	93,174
Average deposits	105,240	104,810	89,981	105,022	87,435

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Before tax amounts of US$11 million in Q2-2019, US$10 million in Q1-2019 and US$11 million in Q2-2018; US$21 million for YTD-2019 and US$23 million for YTD-2018 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2019 vs. Q2 2018

U.S. P&C reported net income of $406 million increased $58 million or 17% and adjusted net income of $417 million increased $58 million or 16% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $306 million increased $35 million or 13% and adjusted net income of $314 million increased $35 million or 12% from the prior year, largely due to good revenue growth and lower provisions for credit losses, partially offset by higher expenses.

Revenue of $990 million increased $51 million or 5% from the prior year, mainly due to higher deposit revenue and increased loan volumes, net of loan spread compression. Net interest margin decreased 16 basis points largely due to loan spread compression.

Personal revenue increased $32 million or 11% due to higher deposit revenue. Commercial revenue increased $19 million or 3% due to increased loan volumes and higher deposit revenue, net of loan spread compression.

Total provision for credit losses of $17 million decreased $25 million from the prior year. The provision for credit losses on impaired loans decreased $38 million to $13 million, largely due to a recovery on a commercial loan, as well as lower consumer provisions. There was a $4 million provision for credit losses on performing loans in the current quarter compared with a $9 million recovery of credit losses on performing loans in the prior year.

BMO Financial Group Second Quarter Report 2019 16

Non-interest expense of $583 million increased $31 million or 5% and adjusted non-interest expense of $572 million increased $31 million or 6%, primarily due to higher employee-related expenses and technology investments, partially offset by lower Federal Deposit Insurance Corporation insurance expense.

Average gross loans and acceptances of $83.7 billion increased $9.0 billion or 12% from the prior year driven by commercial loan growth of 15% and increased personal loan volumes. Average deposits of $79.1 billion increased $9.1 billion or 13% from the prior year, with 14% growth in personal and 12% growth in commercial volumes.

Q2 2019 vs. Q1 2019

Reported net income decreased $38 million or 9% and adjusted net income decreased $37 million or 8% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income and adjusted net income both decreased $26 million or 8%, primarily due to the impact of three fewer days in the current quarter and higher provisions for credit losses.

Revenue decreased $12 million or 1%, reflecting fewer days in the quarter. Net interest margin decreased 10 basis points to 3.61%, due to the impact of loans growing faster than deposits, lower interest recoveries in the current quarter and loan spread compression.

Personal and commercial revenue decreased 2% and 1%, respectively, reflecting fewer days in the current quarter.

Total provision for credit losses increased $12 million. The provision for credit losses on impaired loans increased $1 million, as an increase in consumer provisions was largely offset by a decrease in commercial provisions in the current quarter. There was a $4 million provision for credit losses on performing loans in the current quarter compared with a $7 million recovery of credit losses on performing loans in the prior quarter.

Non-interest expense and adjusted non-interest expense both increased 1%.

Average gross loans and acceptances increased $3.1 billion or 4% due to growth in commercial volumes. Average deposits increased $0.6 billion or 1% due to growth in personal volumes, partially offset by lower commercial volumes.

Q2 YTD 2019 vs. Q2 YTD 2018

Reported net income of $850 million increased 29% and adjusted net income of $871 million increased 28% year-to-date. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $638 million increased $120 million or 23% and adjusted net income of $654 million increased $119 million or 22%, primarily due to higher revenue and lower provisions for credit losses, partially offset by higher expenses.

Revenue of $1,992 million increased $122 million or 7%, mainly due to higher deposit revenue and loan volumes, net of loan spread compression. Net interest margin decreased 8 basis points to 3.66%, as the benefit of deposits growing faster than loans was more than offset by loan spread compression.

Personal revenue increased $72 million or 12% due to higher deposit revenue. Commercial revenue increased $50 million or 4% due to increased loan volumes and higher deposit revenue, net of loan spread compression.

Total provision for credit losses of $22 million decreased $57 million. The provision for credit losses on impaired loans decreased $88 million, largely due to recoveries in the current year consumer and commercial provisions. There was a $3 million recovery of credit losses on performing loans in the current year compared with a $34 million recovery in the prior year.

Non-interest expense of $1,158 million increased $42 million or 4% and adjusted non-interest expense of $1,137 million increased $44 million or 4% due to higher employee-related expenses and technology investments, partially offset by lower Federal Deposit Insurance Corporation insurance expense.

Average gross loans and acceptances increased $8.4 billion or 11% from the prior year to $82.2 billion driven by commercial loan growth of 14% and higher personal loan volumes. Average deposits of $78.8 billion increased $10.0 billion or 15% from the prior year with 17% growth in commercial volumes and 13% growth in personal volumes.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

17 BMO Financial Group Second Quarter Report 2019

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q2-2019	Q1-2019	Q2-2018	YTD-2019	YTD-2018

Net interest income	230	232	204	462	404
Non-interest revenue (1)	1,612	1,908	1,380	3,520	2,786
Total revenue (1)	1,842	2,140	1,584	3,982	3,190
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	561	926	332	1,487	693
Revenue, net of CCPB	1,281	1,214	1,252	2,495	2,497
Provision for credit losses on impaired loans	(1)	2	1	1	2
Provision for (recovery of) credit losses on performing loans	1	-	(1)	1	(3)
Total provision for (recovery of) credit losses	-	2	-	2	(1)
Non-interest expense (1)	882	895	862	1,777	1,757
Income before income taxes	399	317	390	716	741
Provision for income taxes	94	78	94	172	179
Reported net income	305	239	296	544	562
Amortization of acquisition-related intangible assets (2)	10	10	11	20	21
Adjusted net income	315	249	307	564	583

Traditional wealth businesses reported net income	226	174	227	400	411
Traditional wealth businesses adjusted net income	236	184	238	420	432
Insurance reported net income	79	65	69	144	151
Net income growth (%)	3.2	(10.4)	16.8	(3.2)	7.6
Adjusted net income growth (%)	2.8	(10.1)	11.7	(3.3)	4.3
Revenue growth (%)	16.3	33.3	(15.3)	24.8	3.2
Revenue growth, net of CCPB (%)	2.4	(2.5)	7.6	(0.1)	5.0
Non-interest expense growth (%)	2.4	-	4.6	1.2	4.5
Adjusted non-interest expense growth (%)	2.5	0.1	6.3	1.3	5.8
Return on equity (%)	19.8	15.3	20.4	17.5	19.3
Adjusted return on equity (%)	20.4	15.9	21.1	18.1	20.1
Operating leverage, net of CCPB (%)	-	(2.5)	3.0	(1.3)	0.5
Adjusted operating leverage, net of CCPB (%)	(0.1)	(2.6)	1.3	(1.4)	(0.8)
Reported efficiency ratio (%)	47.9	41.8	54.4	44.6	55.1
Reported efficiency ratio, net of CCPB (%)	68.8	73.8	68.8	71.2	70.4
Adjusted efficiency ratio (%)	47.2	41.3	53.6	44.0	54.3
Adjusted efficiency ratio, net of CCPB (%)	67.9	72.8	67.8	70.2	69.3
Assets under management	465,468	438,540	439,193	465,468	439,193
Assets under administration (3)	396,774	377,528	386,493	396,774	386,493
Average assets	40,402	38,744	35,246	39,559	34,755
Average gross loans and acceptances	23,039	22,296	19,784	22,660	19,417
Average net loans and acceptances	23,006	22,264	19,752	22,628	19,385
Average deposits	36,063	35,288	34,717	35,669	34,356

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(2)	Before tax amounts of $12 million in Q2-2019, $13 million in both Q1-2019 and Q2-2018; $25 million for YTD-2019 and $26 million for YTD-2018 are included in non-interest expense.
(3)	We have certain assets under management that are also administered by us and included in assets under administration.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2019 vs. Q2 2018

BMO Wealth Management reported net income of $305 million increased $9 million or 3% and adjusted net income of $315 million increased $8 million or 3% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $226 million and adjusted net income of $236 million were relatively unchanged compared with the prior year as higher deposit and loan revenue and the impact of stronger equity markets were largely offset by higher expenses related to growth investments in the business and lower performance fees in asset management. Insurance net income was $79 million, an increase of $10 million or 14%, primarily due to a benefit from market movements in the current quarter relative to unfavourable movements in the prior year.

Revenue of $1,842 million increased $258 million or 16% from the prior year. Revenue, net of CCPB, was $1,281 million, an increase of $29 million or 2%. Revenue in traditional wealth was $1,145 million, an increase of $12 million or 1% compared with the prior year. Insurance revenue, net of CCPB, was $136 million, an increase of $17 million or 15% compared with the prior year, for the reasons noted above.

Reported non-interest expense of $882 million increased $20 million or 2% and adjusted non-interest expense of $870 million increased $21 million or 2% from the prior year, mainly due to higher investments in the business, partially offset by lower revenue-based costs.

Assets under management increased $26.3 billion or 6% from the prior year to $465.5 billion, primarily driven by stronger equity markets, growth in client assets and favourable foreign exchange. Assets under administration increased $10.3 billion or 3% from the prior year to $396.8 billion, primarily driven by favourable foreign exchange and the impact of stronger equity markets. Average gross loans and average deposits grew by 16% and 4%, respectively, as we continue to diversify our product mix.

Q2 2019 vs. Q1 2019

Reported net income increased $66 million or 28% and adjusted net income increased $66 million or 27% from the prior quarter. Traditional wealth reported net income increased $52 million or 30% and adjusted net income increased $52 million or 29%, primarily due to the impact of stronger global equity markets and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, partially offset by three fewer days in the current quarter. Insurance net income increased of $14 million or 22%, primarily due to the benefit from market movements in the current quarter relative to unfavourable movements in the prior quarter.

Revenue, net of CCPB, increased $67 million or 6%. Revenue in traditional wealth increased $43 million or 4% due to the impact of stronger global equity markets, partially offset by fewer days in the current quarter. Net insurance revenue increased $24 million or 22%, largely due to the drivers noted above.

BMO Financial Group Second Quarter Report 2019 18

Reported non-interest expense decreased $13 million or 1% and adjusted non-interest expense decreased $12 million or 2%, primarily due to lower stock-based compensation for employees eligible to retire, partially offset by higher revenue-based costs.

Assets under management increased $26.9 billion or 6% and assets under administration increased $19.2 billion or 5%, mainly due to stronger equity markets, favourable foreign exchange and growth in new client assets. Average gross loans and average deposits grew by 3% and 2%, respectively.

Q2 YTD 2019 vs. Q2 YTD 2018

Reported net income was $544 million compared with $562 million in the prior year and adjusted net income was $564 million compared with $583 million. Traditional wealth reported net income was $400 million, a decrease of $11 million or 3%, and adjusted net income was $420 million, a decrease of $12 million or 3% from the prior year, as higher deposit and loan revenue was offset by higher expenses, weaker global equity markets on average and lower performance fees in asset management. Insurance net income was $144 million compared with $151 million in the prior year.

Revenue of $3,982 million increased $792 million or 25% from the prior year. Revenue, net of CCPB, was $2,495 million, relatively unchanged compared with the prior year. Revenue in traditional wealth of $2,247 million was relatively unchanged, for the reasons noted above. Insurance revenue, net of CCPB, was $248 million compared with $255 million in the prior year.

Non-interest expense of $1,777 million increased $20 million or 1% and adjusted non-interest expense of $1,752 million increased $21 million or 1%.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

19 BMO Financial Group Second Quarter Report 2019

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q2-2019	Q1-2019	Q2-2018	YTD-2019	YTD-2018

Net interest income (teb) (1)	599	561	319	1,160	881
Non-interest revenue (1)(2)	630	571	723	1,201	1,245
Total revenue (teb) (1)(2)	1,229	1,132	1,042	2,361	2,126
Provision for (recovery of) credit losses on impaired loans	12	1	(16)	13	(17)
Provision for (recovery of) credit losses on performing loans	3	14	3	17	(1)
Total provision for (recovery of) credit losses	15	15	(13)	30	(18)
Non-interest expense (2)	887	792	671	1,679	1,393
Income before income taxes	327	325	384	652	751
Provision for income taxes (teb)	78	70	98	148	194
Reported net income	249	255	286	504	557
Acquisition integration costs (3)	2	4	-	6	-
Amortization of acquisition-related intangible assets (4)	2	3	-	5	-
Adjusted net income	253	262	286	515	557

Trading Products revenue	719	632	621	1,351	1,272
Investment and Corporate Banking revenue	510	500	421	1,010	854
Net income growth (%)	(12.8)	(5.9)	(7.9)	(9.4)	(17.9)
Adjusted net income growth (%)	(11.4)	(3.4)	(8.0)	(7.5)	(18.0)
Revenue growth (%)	18.0	4.4	(12.3)	11.1	(11.7)
Non-interest expense growth (%)	32.1	9.8	(2.4)	20.5	(1.4)
Adjusted non-interest expense growth (%)	31.3	8.6	(2.3)	19.5	(1.3)
Return on equity (%)	9.2	9.1	13.4	9.1	13.0
Adjusted return on equity (%)	9.4	9.3	13.4	9.3	13.0
Operating leverage (teb) (%)	(14.1)	(5.4)	(9.9)	(9.4)	(10.3)
Adjusted operating leverage (teb) (%)	(13.3)	(4.2)	(10.0)	(8.4)	(10.4)
Efficiency ratio (teb) (%)	72.1	70.0	64.4	71.1	65.5
Adjusted efficiency ratio (teb) (%)	71.7	69.2	64.4	70.5	65.5
Average assets	344,427	340,273	302,772	342,316	299,031
Average gross loans and acceptances	60,246	56,273	46,489	58,227	46,126
Average net loans and acceptances	60,168	56,209	46,419	58,156	46,057
Average deposits	137,974	152,715	137,266	145,467	135,380

(1)

Effective the first quarter of 2019, certain dividend income in our Trading Products business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(3)

KGS-Alpha acquisition integration costs before tax amounts of $2 million in Q2-2019, $6 million in Q1-2019 and $nil in Q2-2018; $8 million for YTD-2019 and $nil for YTD-2018 are included in non-interest expense.

(4)	Before tax amounts of $4 million in Q2-2019, $3 million in Q1-2019 and $1 million in Q2-2018; $7 million for YTD-2019 and $1 million for YTD-2018 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2019 vs. Q2 2018

BMO Capital Markets reported net income was $249 million and adjusted net income was $253 million compared with $286 million on both a reported and an adjusted basis in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Strong performance in Investment and Corporate Banking and higher Trading Products revenue were largely offset by a severance expense and higher provisions for credit losses.

Revenue of $1,229 million increased $187 million or 18%, or 17% excluding the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased 21%, mainly due to the impact of loan growth and higher underwriting revenue. Trading Products revenue increased 16% with fair value adjustments contributing to the above-trend results in interest rate trading and lower equities trading. There was good client activity, particularly across interest rate and commodities trading, with softer equity trading activity.

Total provision for credit losses was $15 million compared with a recovery of $13 million in the prior year. The provision for credit losses on impaired loans was $12 million in the current quarter compared with a $16 million recovery on impaired loans in the prior year. There was a $3 million provision for credit losses on performing loans in the current quarter, unchanged from the prior year.

Non-interest expense of $887 million increased $216 million or 32% and adjusted non-interest expense of $881 million increased $211 million or 31%, or 29% excluding the impact of the stronger U.S. dollar. Severance expense of $90 million after-tax ($120 million pre-tax) and the KGS-Alpha acquisition accounted for over three-quarters of the year-over-year increase. The remainder of the increase was due to higher employee-related and other expenses.

Q2 2019 vs. Q1 2019

Reported net income was $249 million compared with $255 million in the prior quarter and adjusted net income was $253 million compared with $262 million.

Revenue increased $97 million or 9%. Investment and Corporate Banking revenue increased due to higher underwriting revenue, partially offset by lower advisory fees and the impact of three fewer days in the quarter. Trading Products revenue increased 14% with fair value adjustments contributing to the above-trend results in interest rate trading and lower equities trading. There was good client activity, particularly across interest rate trading, with softer equity trading activity.

Total provision for credit losses remained unchanged from the prior quarter. The provision for credit losses on impaired loans increased $11 million in the current quarter. There was a $3 million provision for credit losses on performing loans in the current quarter compared with a $14 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense increased $95 million or 12% and adjusted non-interest expense increased $98 million or 13%. The impact of the severance expense more than offset lower other expenses, including stock-based compensation for employees eligible to retire in the first quarter.

BMO Financial Group Second Quarter Report 2019 20

Q2 YTD 2019 vs. Q2 YTD 2018

Reported net income was $504 million compared with $557 million in the prior year and adjusted net income was $515 million compared with $557 million in the prior year. Results in the current year reflect higher revenue in Investment and Corporate Banking and Trading Products, offset by higher expenses and higher provisions for credit losses.

Revenue of $2,361 million increased $235 million or 11%, or 9% excluding the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased 18%, with higher corporate banking-related revenue and higher underwriting and advisory fees. Trading Products benefitted from higher interest rate and commodities trading revenue, partially offset by lower equities trading revenue, reflecting the impact of fair value adjustments and client activity.

Total provision for credit losses was $30 million compared with a $18 million recovery of credit losses in the prior year. The provision for credit losses on impaired loans was $13 million compared with a $17 million recovery on impaired loans in the prior year. There was a $17 million provision for credit losses on performing loans in the current year compared with a $1 million recovery of performing loans in the prior year.

Non-interest expense of $1,679 million increased $286 million or 21% and adjusted non-interest expense of $1,664 million increased $272 million or 20%, or 17% excluding the impact of the stronger U.S. dollar. Severance expense and the KGS-Alpha acquisition accounted for approximately three-quarters of the year-to-date increase. The remainder of the increase was due to higher employee-related and other expenses.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

(Canadian $ in millions, except as noted)	Q2-2019	Q1-2019	Q2-2018	YTD-2019	YTD-2018

Net interest income before group teb offset	(58)	(46)	(70)	(104)	(117)
Group teb offset	(78)	(67)	(61)	(145)	(184)
Net interest income (teb)	(136)	(113)	(131)	(249)	(301)
Non-interest revenue	41	66	50	107	94
Total revenue (teb)	(95)	(47)	(81)	(142)	(207)
Provision for (recovery of) credit losses on impaired loans	(1)	(5)	(10)	(6)	(10)
Provision for (recovery of) credit losses on performing loans	1	(1)	1	-	-
Total provision for (recovery of) credit losses	-	(6)	(9)	(6)	(10)
Non-interest expense	99	141	372	240	508
Income (loss) before income taxes	(194)	(182)	(444)	(376)	(705)
Provision for (recovery of) income taxes (teb)	(116)	(107)	(172)	(223)	87
Reported net income (loss)	(78)	(75)	(272)	(153)	(792)
Acquisition integration costs (1)	-	-	2	-	5
Restructuring costs (2)	-	-	192	-	192
U.S. net deferred tax asset revaluation (3)	-	-	-	-	425
Adjusted net loss	(78)	(75)	(78)	(153)	(170)

(1)	Acquisition integration costs related to the acquired BMO Transportation Finance business are included in non-interest expense.
(2)

In Q2-2018, we recorded a restructuring charge of $260 million pre-tax, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency and invest in technology to move our business forward. Restructuring costs are included in non-interest expense.

(3)

Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. See the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics, and innovation. T&O manages, maintains and provides governance of information technology, cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, residual unallocated expenses and certain acquisition integration costs and restructuring costs in prior periods. Results include a charge due to the revaluation of our U.S. net deferred tax asset in the first quarter of 2018 and a restructuring charge in the second quarter of 2018.

Q2 2019 vs. Q2 2018

Corporate Services reported and adjusted net loss for the quarter was $78 million compared with a reported net loss of $272 million and an adjusted net loss of $78 million in the prior year. Adjusted results in the prior year exclude the $192 million after-tax restructuring charge and acquisition integration costs. Adjusted results were unchanged, with lower expenses offset by lower recoveries of credit losses. Reported results increased due to the restructuring charge in the prior year.

Q2 2019 vs. Q1 2019

Reported and adjusted net loss for the quarter was $78 million compared with a net loss of $75 million in the prior quarter. Results were relatively unchanged, with lower expenses offset by lower revenue excluding teb.

Q2 YTD 2019 vs. Q2 YTD 2018

Reported and adjusted net loss for the year-to-date was $153 million compared with a reported net loss of $792 million and an adjusted net loss of $170 million in the prior year. Adjusted results in the prior year exclude the $425 million charge due to the revaluation of our U.S. net deferred tax asset, the restructuring charge and acquisition integration costs. Adjusted results increased, primarily due to higher revenue excluding teb. Reported results increased mainly due to the revaluation and restructuring charge in the prior year.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

21 BMO Financial Group Second Quarter Report 2019

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q2-2019	Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017

Revenue (1)	6,213	6,517	5,893	5,794	5,580	5,638	5,614	5,424
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	561	926	390	269	332	361	573	253
Revenue, net of CCPB (1)	5,652	5,591	5,503	5,525	5,248	5,277	5,041	5,171
Provision for credit losses on impaired loans (2)	150	127	177	177	172	174	na	na
Provision for (recovery of) credit losses on performing loans (2)	26	10	(2)	9	(12)	(33)	na	na
Total provision for credit losses (2)	176	137	175	186	160	141	202	126
Non-interest expense (1)	3,595	3,557	3,193	3,359	3,525	3,400	3,339	3,252
Income before income taxes	1,881	1,897	2,135	1,980	1,563	1,736	1,500	1,793
Provision for income taxes	384	387	438	443	317	763	276	408
Reported net income (see below)	1,497	1,510	1,697	1,537	1,246	973	1,224	1,385
Acquisition integration costs (3)	2	4	13	7	2	3	15	13
Amortization of acquisition-related intangible assets (4)	23	24	24	22	23	21	26	28
Restructuring costs (5)	-	-	-	-	192	-	41	-
Decrease in the collective allowance for credit losses (6)	-	-	-	-	-	-	-	(54)
U.S. net deferred tax asset revaluation (7)	-	-	-	-	-	425	-	-
Benefit from the remeasurement of an employee benefit liability (8)	-	-	(203)	-	-	-	-	-
Adjusted net income (see below)	1,522	1,538	1,531	1,566	1,463	1,422	1,306	1,372
Basic earnings per share ($)	2.27	2.28	2.58	2.32	1.87	1.43	1.81	2.05
Diluted earnings per share ($)	2.26	2.28	2.58	2.31	1.86	1.43	1.81	2.04
Adjusted diluted earnings per share ($)	2.30	2.32	2.32	2.36	2.20	2.12	1.94	2.02

(1)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(2)

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. Changes in the provision for credit losses on performing loans under this methodology will not be considered an adjusting item. The provision for credit losses in periods prior to the first quarter of 2018 is comprised of both specific and collective provisions. Refer to the Changes in Accounting Policies in 2018 section on page 121 of BMO’s 2018 Annual Report for further details.

(3)	Acquisition integration costs before tax are included in non-interest expense.
(4)	Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups.
(5)	Restructuring charges recorded in Q2-2018 of $260 million pre-tax and in Q4-2017 of $59 million pre-tax. Restructuring costs are included in non-interest expense in Corporate Services.
(6)	In Q3-2017 the adjustment to the collective allowance for credit losses before-tax amount of $76 million was excluded from the Corporate Services adjusted provision for (recovery of) credit losses.
(7)

Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information on the impact, see the Provision for Income Taxes section on page 42 of BMO’s 2018 Annual Report.

(8)

Q4-2018 included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in Corporate Services in non-interest expense.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

BMO’s quarterly earnings trends were reviewed in detail on pages 62 and 63 of BMO’s 2018 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the third quarter of fiscal 2017 through the second quarter of fiscal 2019.

Earnings Trends

BMO’s results and performance measures have generally trended upwards over time and have been relatively unchanged over the past three quarters. Reported results were impacted by a benefit from the remeasurement of an employee future benefit liability in the fourth quarter of 2018, a charge related to a revaluation of our U.S. net deferred tax asset in the first quarter of 2018, restructuring charges in the second quarter of 2018 and the fourth quarter of 2017, and a decrease in the collective allowance in the third quarter of 2017. Both our reported and adjusted results were impacted by elevated reinsurance claims in Wealth Management in the fourth quarters of 2018 and 2017.

Canadian P&C delivered positive year-over-year net income growth in seven of the past eight quarters, largely reflecting revenue growth driven by higher balances and increases in non-interest revenue. U.S. P&C has delivered positive revenue growth in seven of the past eight quarters, reflecting steadily growing loans and deposits, improved deposit revenue led by higher interest rates, good expense management, and the benefit of U.S. tax reform. Traditional Wealth Management results have generally shown an upward trend and have experienced variability due to market conditions. Quarterly insurance results are subject to variability, primarily resulting from the impact of interest rates, equity markets and reinsurance claims. BMO Capital Markets results in the first half of 2019 were impacted by softer market conditions in the first quarter and severance expense in the second quarter. Performance in 2018 reflects improved momentum in the second half of the year, as a result of higher levels of client activity in underwriting and advisory fees, while the second half of 2017 saw good results notwithstanding the impact of tax law changes on certain clients in our equities business. Corporate Services results can vary from quarter to quarter, in large part due to the inclusion of adjusting items, which are largely recorded in Corporate Services.

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, when customers reimburse us for certain out-of-pocket expenses incurred on their behalf, we will record the reimbursement in revenue. Previously, these reimbursements were recorded as a reduction in the related expense.

Effective the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. The provision for credit losses on impaired loans under IFRS 9 is

BMO Financial Group Second Quarter Report 2019 22

consistent with the specific provision under IAS 39 in prior years. The provision for credit losses on performing loans replaces the collective provision for credit losses under IAS 39. Prior periods have not been restated. Refer to Note 4 on page 157 of the consolidated financial statements in BMO’s 2018 Annual Report for an explanation of the provision for credit losses. As a result of the forward-looking nature of IFRS 9, we anticipate there will be increased variability in the bank’s provision for credit losses on performing loans.

BMO’s provision for credit losses (PCL) measured as a percentage of net loans and acceptances has varied between a range of 12 basis points to 22 basis points since the third quarter of 2017.

The effective income tax rate has varied, as it depends on legislative changes, changes in tax policy, including their interpretation by taxing authorities and the courts, earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, and the amount of tax-exempt income from securities.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

23 BMO Financial Group Second Quarter Report 2019

Balance Sheet

Total assets of $830.5 billion as at April 30, 2019, increased $56.4 billion from October 31, 2018. The stronger U.S. dollar at quarter-end increased assets by $5.8 billion, excluding the impact on derivative financial assets.

The following discussion excludes the impact of changes in the U.S. dollar. Net loans increased $26.7 billion, largely driven by an increase of $23.5 billion in business and government loans due to loan growth in our P&C businesses and BMO Capital Markets. Securities borrowed or purchased under resale agreements increased $24.7 billion driven by higher client activity in BMO Capital Markets. Securities increased $8.6 billion, mainly reflecting higher balances in BMO Capital Markets and treasury activities. Customers’ liability under acceptances increased $3.1 billion driven by Canadian commercial growth and higher balances in BMO Capital Markets. Cash and cash equivalents and interest bearing deposits with banks decreased $7.7 billion, mainly due to lower balances held with central banks. All other assets, excluding derivative financial assets, increased $0.8 billion.

Liabilities increased $52.7 billion from October 31, 2018. The stronger U.S. dollar increased liabilities by $5.7 billion, excluding the impact on derivative financial liabilities.

The following discussion excludes the impact of changes in the U.S. dollar. Deposits increased $23.5 billion due to growth in customer deposits across the operating groups and treasury funding activities. Deposits by individuals increased $11.8 billion, business and government deposits increased $9.7 billion and deposits by banks increased $2.0 billion. Securities lent or sold under repurchase agreements increased $19.6 billion and securities sold but not yet purchased increased $3.1 billion, due to higher client activity in BMO Capital Markets. Customers’ liability under acceptances increased $3.1 billion for the reasons noted above. All other liabilities, excluding derivative financial liabilities, increased $0.6 billion.

Derivative financial assets decreased $5.6 billion and derivative financial liabilities decreased $2.9 billion, including the impact of changes in the U.S. dollar. The decline in derivative assets was driven by a decrease in the fair value of foreign exchange, equity, commodity and interest rate contracts. The decline in derivative liabilities was driven by a decrease in the fair value of interest rate, foreign exchange, and commodity contracts, partially offset by an increase in the fair value of equity contracts.

Total equity increased $3.7 billion from October 31, 2018. Accumulated other comprehensive income increased $1.8 billion, primarily due to the impact of lower interest rates on cash flow hedges and the impact of the stronger U.S. dollar on the translation of net foreign operations. Retained earnings increased $1.6 billion as a result of net income earned in the current year, partially offset by dividends and common shares repurchased for cancellation. Preferred shares increased $0.4 billion due to a new issuance in the current quarter.

Contractual obligations by year of maturity are outlined on page 32 of this Report to Shareholders.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2018, as described in Note 27 to the audited consolidated financial statements on page 206 of BMO’s 2018 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are credit instruments, structured entities and guarantees, which are described on page 77 of BMO’s 2018 Annual Report. We consolidate all of our structured entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no changes of substance during the quarter ended April 30, 2019.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2018 Annual Report and in the notes to our audited consolidated financial statements for the year ended October 31, 2018, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 117 to 121 and 148 to 153 in BMO’s 2018 Annual Report.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. For additional information, refer to pages 117 to 118 and Note 4 of our annual consolidated financial statements for the year ended October 31, 2018, on pages 157 to 164 of BMO’s 2018 Annual Report.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of forecast economic conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group. The base and adverse scenarios are also described below and are currently assigned the highest probability weights. The allowance for performing loans is sensitive to changes in economic forecasts, to the probability-weight assigned to each forecast scenario, to portfolio growth and to the credit quality of the portfolio.

BMO Financial Group Second Quarter Report 2019 24

As at April 30, 2019, our base case economic forecast depicts a Canadian economy that grows by a moderate 1.6% on average over the forecast period, keeping the unemployment rate fairly steady at 5.7% in 2020. The U.S. economy grows moderately faster than in Canada, averaging 1.9% over the forecast period, supported by healthier consumer spending. In comparison to the fourth quarter of 2018, there was little change in the GDP or unemployment forecast with higher allowances due to other macro components including weaker forecasted financial market-related variables, given the uncertain environment and scenario weighting changes.

The $36 million provision on performing loans for the six months ended April 30, 2019, includes increases driven by portfolio growth, weaker forecasted financial market conditions and reduced benign scenario weight, which were partially offset by the impact of improved credit quality in the portfolio.

The adverse case economic forecast depicts a typical recession in Canada and the U.S. occurring in the first year of our forecast horizon, with the economy contracting approximately 3% over five quarters and the unemployment rate rising more than 3 percentage points to 9.4% in Canada and 7.0% in the U.S. This is followed initially by a slow recovery, then more moderate growth towards the end of the projection period. Actual results in a recession will differ as our portfolio will change through time, due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the three economic scenarios used in assessing the allowance with often unequal weightings attached to adverse and benign scenarios and the weightings changing through time.

The revised scenarios had only a minimal impact on our assessment of the allowance for performing loans under a 100% base case and 100% adverse case scenario as at April 30, 2019, compared with October 31, 2018.

Our provision for credit losses was $313 million for the six months ended April 30, 2019, compared with $301 million for the six months ended April 30, 2018. The provision for credit losses for the six months ended April 30, 2019, is comprised of $277 million of provisions for credit losses on impaired loans and $36 million on performing loans, compared with provisions of credit losses on impaired loans of $346 million and a recovery of $45 million for performing loans for the six months ended April 30, 2018. The provision for credit losses was $176 million for the three months ended April 30, 2019, compared with $160 million for the three months ended April 30, 2018. The provision for credit losses for the three months ended April 30, 2019 is comprised of $150 million of provisions for credit losses on impaired loans and $26 million on performing loans compared with provisions for credit losses of $172 million on impaired loans and a recovery of $12 million for performing loans for the three month period ended April 30, 2018. Our total allowance on performing and impaired loans at April 30, 2019, was $1,962 million compared with $1,870 million as at October 31, 2018.

This Allowance for Credit Losses section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

Changes in Accounting Policies

Effective November 1, 2018, we adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), which addresses revenue recognition principles, and provides a robust framework for recognizing and measuring revenue arising from contracts with customers. We elected to retrospectively present prior periods as if IFRS had always been applied. IFRS 15 also introduces new disclosure requirements related to the recognition of IFRS 15 revenues by operating segment. Note 1 to the unaudited interim consolidated financial statements provides details on the impact of the new standard.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by the International Accounting Standards Board (IASB), and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found on page 121 and in Note 1 to the audited annual consolidated financial statements on pages 152 to 153 of BMO’s 2018 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements on page 41.

Select Financial Instruments

The Financial Stability Board (FSB) issued a report in 2012 encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure on page 76 in our 2018 Annual Report.

Other Regulatory Developments

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the Act) was signed into law in the United States. The U.S. Department of Treasury has released proposed regulations pertaining to the Act’s interpretation, most recently, in December 2018. We will continue to monitor future tax regulations and further changes or guidance on these proposed regulations.

We will also continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 69, the Risks That May Affect Future Results section starting on page 79, the Liquidity and Funding Risk section starting on page 100, and the Legal and Regulatory Risk section starting on page 112 of BMO’s 2018 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

25 BMO Financial Group Second Quarter Report 2019

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social and reputation risk have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 78 to 116 of BMO’s 2018 Annual Report.

BMO’s top and emerging risks and other factors that may affect future results are described on pages 79 to 81 of BMO’s 2018 Annual Report, and have not changed significantly. With the potential hard Brexit deadline having been extended to October 31, 2019, BMO continues to closely monitor the UK-EU negotiations. BMO has received the necessary regulatory authorisation in the EU to operate in compliance with existing regulations, which will ensure BMO’s continued support of its European clients and counterparties, without disruption.

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 95 to 99 of BMO’s 2018 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages between Balance Sheet Items and Market Risk Disclosures

	As at April 30, 2019				As at October 31, 2018

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	35,839	-	35,839	-	42,142	-	42,142	-	Interest rate
Interest bearing deposits with banks	7,518	244	7,274	-	8,305	250	8,055	-	Interest rate
Securities	191,226	100,911	90,315	-	180,935	99,561	81,374	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	110,405	-	110,405	-	85,051	-	85,051	-	Interest rate
Loans (net of allowance for credit losses)	413,242	-	413,242	-	383,991	-	383,991	-	Interest rate, foreign exchange
Derivative instruments	20,627	18,552	2,075	-	26,204	24,401	1,803	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	21,702	-	21,702	-	18,585	-	18,585	-	Interest rate
Other assets	29,911	-	15,075	14,836	28,862	-	13,856	15,006	Interest rate
Total Assets	830,470	119,707	695,927	14,836	774,075	124,212	634,857	15,006

Liabilities Subject to Market Risk
Deposits	548,837	16,142	532,695	-	520,928	14,186	506,742	-	Interest rate, foreign exchange
Derivative instruments	21,549	19,148	2,401	-	24,411	21,380	3,031	-	Interest rate, foreign exchange
Acceptances	21,702	-	21,702	-	18,585	-	18,585	-	Interest rate
Securities sold but not yet purchased	32,023	32,023	-	-	28,804	28,804	-	-
Securities lent or sold under repurchase agreements	87,039	-	87,039	-	66,684	-	66,684	-	Interest rate
Other liabilities	62,972	-	62,857	115	62,160	-	62,037	123	Interest rate
Subordinated debt	6,953	-	6,953	-	6,782	-	6,782	-	Interest rate
Total Liabilities	781,075	67,313	713,647	115	728,354	64,370	663,861	123

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet and insurance risk management framework.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2019 26

Trading and Underwriting Market Risk

Average Total Trading Value at Risk (VaR) decreased $2.4 million from the prior quarter given changes in equity and interest rate exposure, along with higher diversification effects. Average Total Trading Stressed VaR (SVaR) decreased $16.0 million from the prior quarter, driven by the factors noted above.

The Average Total Trading VaR and SVaR both increased from the prior year, mostly from additional client facilitation exposures, including the impact of the KGS-Alpha acquisition.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)

	For the quarter ended April 30, 2019				January 31, 2019	April 30, 2018	YTD-2019	YTD-2018

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average	Average	Average

Commodity VaR	1.3	1.5	2.1	1.1	1.5	0.5	1.5	0.5
Equity VaR	5.8	5.2	12.6	2.8	5.4	5.2	5.3	4.4
Foreign exchange VaR	0.4	0.5	1.3	0.3	0.7	0.6	0.6	0.7
Interest rate VaR	6.7	6.4	8.9	5.4	6.9	6.0	6.6	5.6
Credit VaR	6.5	6.1	7.6	4.8	6.1	1.9	6.1	1.9
Diversification	(10.6)	(10.7)	nm	nm	(9.2)	(6.7)	(9.9)	(6.5)

Total Trading VaR	10.1	9.0	14.3	6.8	11.4	7.5	10.2	6.6

Total Trading SVaR	26.9	32.3	39.1	26.9	48.3	23.1	40.6	23.1

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.

 nm - not meaningful

Structural (Non-Trading) Market Risk

Structural economic value sensitivity to both rising and falling interest rates remained largely unchanged relative to January 31, 2019. Structural earnings benefit to rising interest rates and earnings exposure to falling interest rates decreased modestly relative to January 31, 2019, as less net assets are scheduled to reprice over the next 12 months as at April 30, 2019.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)

	Economic value sensitivity			Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)	April 30, 2019	January 31, 2019	April 30, 2018	April 30, 2019	January 31, 2019	April 30, 2018
100 basis point increase	(995.3)	(925.5)	(1,144.3)	58.4	76.8	107.8
100 basis point decrease	131.2	111.0	585.7	(130.2)	(152.8)	(332.4)

(1)	Losses are in parentheses and benefits are presented as positive numbers.
(2)

Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates at April 30, 2019, would result in an increase in earnings before tax of $36 million ($32 million at January 31, 2019; $37 million at October 31, 2018). A 100 basis point decrease in interest rates at April 30, 2019, would result in a decrease in earnings before tax of $36 million ($35 million at January 31, 2019; $37 million at October 31, 2018). A 10% decrease in equity market values at April 30, 2019, would result in a decrease in earnings before tax of $53 million ($49 million at January 31, 2019; $44 million at October 31, 2018). A 10% increase in equity market values at April 30, 2019, would result in an increase in earnings before tax of $52 million ($47 million at January 31, 2019; $42 million at October 31, 2018). The impact to earnings from insurance market risk is reflected in Insurance Claims, Commissions and Changes in Policy Benefit Liabilities on the Consolidated Statement of Income and the corresponding change in the fair value of our policy benefit liabilities is reflected in Other Liabilities on the Consolidated Balance Sheet. Insurance market risk impacts are not reflected in the table above.

27 BMO Financial Group Second Quarter Report 2019

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $238.0 billion at April 30, 2019, compared with $236.0 billion at January 31, 2019. The increase in unencumbered liquid assets was due to higher security balances. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Harris Bank, our U.S. bank entity, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not rely on central bank facilities as a source of available liquidity when assessing the strength of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. The Asset Encumbrance table on page 29 provides a summary of total encumbered and unencumbered assets.

Liquid Assets

	As at April 30, 2019					As at January 31, 2019
(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	35,839	-	35,839	1,827	34,012	38,475
Deposits with other banks	7,518	-	7,518	-	7,518	7,609
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	168,702	24,911	193,613	114,659	78,954	85,856
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	36,944	461	37,405	15,745	21,660	20,874
Corporate & other debt	24,343	13,735	38,078	6,237	31,841	30,271
Corporate equity	71,642	27,038	98,680	58,849	39,831	28,884
Total securities and securities borrowed or purchased under resale agreements	301,631	66,145	367,776	195,490	172,286	165,885
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	26,456	-	26,456	2,316	24,140	24,011
Total liquid assets	371,444	66,145	437,589	199,633	237,956	235,980
Other eligible assets at central banks (not included above) (5)	65,331	-	65,331	669	64,662	67,171
Total liquid assets and other sources	436,775	66,145	502,920	200,302	302,618	303,151

(1)	The carrying values outlined in this table are consistent with the carrying values reported in BMO’s balance sheet as at April 30, 2019.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)

Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

(4)

Under IFRS, National Housing Authority (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(5)

Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

BMO Financial Group Second Quarter Report 2019 28

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2019	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	43,357	-	1,827	-	41,530
Securities (5)	394,232	162,948	34,858	11,894	184,532
Loans	386,786	71,251	669	250,204	64,662
Other assets
Derivative instruments	20,627	-	-	20,627	-
Customers’ liability under acceptances	21,702	-	-	21,702	-
Premises and equipment	1,983	-	-	1,983	-
Goodwill	6,500	-	-	6,500	-
Intangible assets	2,331	-	-	2,331	-
Current tax assets	1,309	-	-	1,309	-
Deferred tax assets	1,765	-	-	1,765	-
Other assets	16,023	3,576	-	12,447	-
Total other assets	72,240	3,576	-	68,664	-
Total assets	896,615	237,775	37,354	330,762	290,724

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at January 31, 2019	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	48,079	-	1,995	-	46,084
Securities (5)	383,434	160,801	32,737	11,418	178,478
Loans	371,664	69,385	662	234,446	67,171
Other assets
Derivative instruments	21,633	-	-	21,633	-
Customers’ liability under acceptances	21,529	-	-	21,529	-
Premises and equipment	1,971	-	-	1,971	-
Goodwill	6,388	-	-	6,388	-
Intangible assets	2,285	-	-	2,285	-
Current tax assets	1,469	-	-	1,469	-
Deferred tax assets	1,813	-	-	1,813	-
Other assets	14,651	2,663	-	11,988	-
Total other assets	71,739	2,663	-	69,076	-
Total assets	874,916	232,849	35,394	314,940	291,733

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $11.9 billion as at April 30, 2019, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held at our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO’s Liquidity Coverage Ratio (LCR) is summarized in the following table. The average daily LCR for the quarter ended April 30, 2019, is 132%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is down from 138% last quarter, due to a decrease in HQLA. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending and trading activities and other non-HQLA debt maturing over a 30-day horizon. OSFI-prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available in a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 28.

Additional information on Liquidity and Funding Risk governance can be found on page 100 of BMO’s 2018 Annual Report.

29 BMO Financial Group Second Quarter Report 2019

Liquidity Coverage Ratio

	For the quarter ended April 30, 2019
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	155.1

Cash Outflows
Retail deposits and deposits from small business customers, of which:	192.5	13.0
Stable deposits	93.9	2.8
Less stable deposits	98.6	10.2
Unsecured wholesale funding, of which:	159.7	88.5
Operational deposits (all counterparties) and deposits in networks of cooperative banks	59.1	14.7
Non-operational deposits (all counterparties)	67.4	40.6
Unsecured debt	33.2	33.2
Secured wholesale funding	*	24.7
Additional requirements, of which:	156.3	32.2
Outflows related to derivatives exposures and other collateral requirements	8.7	4.5
Outflows related to loss of funding on debt products	2.7	2.7
Credit and liquidity facilities	144.9	25.0
Other contractual funding obligations	0.8	-
Other contingent funding obligations	391.7	6.8
Total cash outflows	*	165.2

Cash Inflows
Secured lending (e.g. reverse repos)	159.6	29.5
Inflows from fully performing exposures	10.9	6.2
Other cash inflows	12.1	12.1
Total cash inflows	182.6	47.8

		Total adjusted value (4)
Total HQLA		155.1
Total net cash outflows		117.4
Liquidity Coverage Ratio (%) (2)		132

For the quarter ended January 31, 2019		Total adjusted value (4)
Total HQLA		161.8
Total net cash outflows		117.4
Liquidity Coverage Ratio (%)		138

  * Disclosure is not required under the LCR disclosure standard.

(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 61 business days in the second quarter of 2019.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be of a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $351.3 billion at April 30, 2019, up from $341.7 billion at January 31, 2019, due to strong deposit growth. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $34.7 billion as at April 30, 2019.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $204.0 billion at April 30, 2019, with $62.8 billion sourced as secured funding and $141.2 billion as unsecured funding. Wholesale funding outstanding increased from $196.0 billion at January 31, 2019, primarily due to net wholesale funding issuance. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found on page 32. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $238.0 billion as at April 30, 2019, that can be monetized to meet potential funding requirements, as described on page 28.

In April 2018, the Government of Canada published the final regulations on Canada’s Bank Recapitalization (Bail-In) Regime, which became effective on September 23, 2018. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions. BMO is required to meet minimum TLAC ratio requirements by November 1, 2021. We do not expect a material impact to our funding plan as a result of Canada’s Bail-In Regime and TLAC requirements. For more information on Canada’s Bail-In Regime and TLAC requirements, please see Regulatory Developments under Capital Management on page 10.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card, auto and home equity line of credit (HELOC) securitizations, covered bonds and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding

BMO Financial Group Second Quarter Report 2019 30

needs in relation to the funding sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at April 30, 2019								As at January 31, 2019
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	6,913	254	30	104	7,301	-	10	7,311	5,650
Certificates of deposit and commercial paper	10,380	17,667	10,826	20,643	59,516	459	-	59,975	63,524
Bearer deposit notes	96	60	338	-	494	-	-	494	589
Asset-backed commercial paper (ABCP)	1,200	1,195	1,457	-	3,852	-	-	3,852	4,891
Senior unsecured medium-term notes	402	3,132	1,373	2,493	7,400	17,472	37,533	62,405	55,073
Senior unsecured structured notes (2)	-	-	-	7	7	12	3,908	3,927	3,707
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	527	603	1,904	3,034	2,262	13,491	18,787	17,817
Covered bonds	1,503	-	-	2,254	3,757	5,905	15,518	25,180	25,066
Other asset-backed securitizations (3)	-	-	32	1,183	1,215	465	5,245	6,925	6,223
Subordinated debt	-	-	-	-	-	-	7,100	7,100	6,962
Other (4)	-	5,055	-	-	5,055	-	2,946	8,001	6,533
Total	20,494	27,890	14,659	28,588	91,631	26,575	85,751	203,957	196,035
Of which:
Secured	2,703	6,777	2,092	5,341	16,913	8,632	37,200	62,745	60,530
Unsecured	17,791	21,113	12,567	23,247	74,718	17,943	48,551	141,212	135,505
Total (5)	20,494	27,890	14,659	28,588	91,631	26,575	85,751	203,957	196,035

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table on page 32, and also excludes ABCP issued by certain ABCP conduits that is not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card and auto securitizations.
(4)	Refers to FHLB advances.
(5)	Total wholesale funding consists of Canadian-dollar-denominated funding of $50.4 billion and U.S.-dollar and other foreign-denominated funding of $153.6 billion as at April 30, 2019.

Regulatory Developments

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of a bank’s assets. OSFI finalised the domestic implementation of the NSFR in the second quarter. Canadian Domestic Systemically Important Banks are required to maintain a minimum NSFR of 100% beginning January 1, 2020, and to publicly disclose the NSFR beginning with the quarter ended January 31, 2021. Additionally in April 2019, OSFI finalised revisions to the Liquidity Coverage Ratio (LCR) and other liquidity metrics under the Liquidity Adequacy Requirements (LAR) Guideline with an implementation date of January 1, 2020. We do not expect a material impact to the LCR as a result of these changes.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 starting on page 167 of BMO’s 2018 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, Standard & Poor’s (S&P), Fitch and DBRS have a stable outlook on BMO.

As at April 30, 2019

Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA-	A+	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)

Subject to conversion under the Bank Recapitalization (Bail-In) Regime. Defined as “Junior Senior Unsecured” by Moody’s, “Bail-In Eligible Senior Debt” by S&P, “Senior Unsecured” by Fitch, and “Bail-Inable Senior Debt” by DBRS.

(2)

Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime. Defined as “Senior Unsecured” by Moody’s and S&P, and “Senior Preferred” by Fitch, and “Legacy Senior” by DBRS.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at April 30, 2019, we would be required to provide additional collateral to counterparties totalling $75 million, $355 million and $499 million under a one-notch, two-notch and three-notch downgrade, respectively.

31 BMO Financial Group Second Quarter Report 2019

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, both under normal market conditions and under a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									April 30, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets
Cash and Cash Equivalents	34,881	-	-	-	-	-	-	-	958	35,839
Interest Bearing Deposits with Banks	3,971	1,677	503	792	575	-	-	-	-	7,518
Securities	4,051	4,160	3,253	4,086	3,466	14,479	42,731	60,472	54,528	191,226
Securities Borrowed or Purchased under Resale Agreements	83,683	22,145	3,478	511	588	-	-	-	-	110,405
Loans
Residential mortgages	2,909	3,799	4,613	3,885	5,772	24,935	63,832	11,033	-	120,778
Consumer instalment and other personal	767	779	805	834	1,153	5,681	20,195	10,643	23,597	64,454
Credit cards	-	-	-	-	-	-	-	-	8,467	8,467
Business and government	14,562	9,191	8,615	5,487	5,926	22,103	85,249	17,691	52,429	221,253
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,710)	(1,710)
Total Loans, net of allowance	18,238	13,769	14,033	10,206	12,851	52,719	169,276	39,367	82,783	413,242
Other Assets
Derivative instruments	1,298	1,065	653	1,726	612	2,796	4,534	7,943	-	20,627
Customers’ liability under acceptances	18,380	3,160	156	6	-	-	-	-	-	21,702
Other	1,758	637	274	34	10	6	14	4,848	22,330	29,911
Total Other Assets	21,436	4,862	1,083	1,766	622	2,802	4,548	12,791	22,330	72,240
Total Assets	166,260	46,613	22,350	17,361	18,102	70,000	216,555	112,630	160,599	830,470

(Canadian $ in millions)									April 30, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	19,160	5,727	752	310	289	-	-	-	4,061	30,299
Business and government	30,046	22,872	16,209	20,293	13,265	26,176	50,933	12,494	132,475	324,763
Individuals	2,392	6,098	9,611	12,008	12,371	15,153	14,882	2,454	118,806	193,775
Total Deposits	51,598	34,697	26,572	32,611	25,925	41,329	65,815	14,948	255,342	548,837
Other Liabilities
Derivative instruments	1,456	1,317	935	2,052	925	2,899	6,190	5,775	-	21,549
Acceptances	18,380	3,160	156	6	-	-	-	-	-	21,702
Securities sold but not yet purchased	32,023	-	-	-	-	-	-	-	-	32,023
Securities lent or sold under repurchase agreements	81,656	4,624	199	293	267	-	-	-	-	87,039
Securitization and structured entities’ liabilities	-	599	628	1,585	1,326	3,601	14,556	3,326	-	25,621
Other	9,489	5,530	56	133	127	724	3,243	2,069	15,980	37,351
Total Other Liabilities	143,004	15,230	1,974	4,069	2,645	7,224	23,989	11,170	15,980	225,285
Subordinated Debt	-	-	-	-	-	-	-	6,953	-	6,953
Total Equity	-	-	-	-	-	-	-	-	49,395	49,395
Total Liabilities and Equity	194,602	49,927	28,546	36,680	28,570	48,553	89,804	33,071	320,717	830,470
(1) Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)									April 30, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,996	8,584	8,163	5,443	9,939	19,665	94,615	3,253	-	152,658
Backstop liquidity facilities	-	-	-	-	-	5,539	-	-	-	5,539
Operating leases	36	72	107	101	95	367	846	1,943	-	3,567
Securities lending	4,649	-	-	-	-	-	-	-	-	4,649
Purchase obligations	52	99	152	148	144	339	173	73	-	1,180

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group Second Quarter Report 2019 32

(Canadian $ in millions)									October 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets
Cash and Cash Equivalents	41,162	-	-	-	-	-	-	-	980	42,142
Interest Bearing Deposits with Banks	4,964	1,717	1,037	457	112	18	-	-	-	8,305
Securities	4,522	4,283	5,049	7,749	4,943	11,854	32,480	56,004	54,051	180,935
Securities Borrowed or Purchased under Resale Agreements	67,804	12,732	2,490	1,781	191	53	-	-	-	85,051
Loans
Residential mortgages	1,782	1,848	4,343	6,306	4,769	24,522	64,636	11,414	-	119,620
Consumer instalment and other personal	607	440	1,026	1,143	943	5,414	19,910	9,812	23,930	63,225
Credit cards	-	-	-	-	-	-	-	-	8,329	8,329
Business and government	13,088	5,921	7,126	6,779	6,218	19,543	75,099	12,247	48,435	194,456
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,639)	(1,639)
Total Loans, net of allowance	15,477	8,209	12,495	14,228	11,930	49,479	159,645	33,473	79,055	383,991
Other Assets
Derivative instruments	2,040	3,385	1,645	1,012	807	3,407	6,074	7,834	-	26,204
Customers’ liability under acceptances	16,529	1,988	65	3	-	-	-	-	-	18,585
Other	1,740	506	189	26	6	17	20	4,824	21,534	28,862
Total Other Assets	20,309	5,879	1,899	1,041	813	3,424	6,094	12,658	21,534	73,651
Total Assets	154,238	32,820	22,970	25,256	17,989	64,828	198,219	102,135	155,620	774,075

(Canadian $ in millions)									October 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	16,966	6,032	1,200	227	106	-	-	-	3,376	27,907
Business and government	23,524	32,231	22,713	15,893	8,629	22,418	48,684	11,809	126,276	312,177
Individuals	2,582	6,455	7,953	7,619	10,536	11,736	16,327	2,582	115,054	180,844
Total Deposits	43,072	44,718	31,866	23,739	19,271	34,154	65,011	14,391	244,706	520,928
Other Liabilities
Derivative instruments	1,499	2,456	1,616	913	639	3,831	6,335	7,122	-	24,411
Acceptances	16,529	1,988	65	3	-	-	-	-	-	18,585
Securities sold but not yet purchased	28,804	-	-	-	-	-	-	-	-	28,804
Securities lent or sold under repurchase agreements	63,496	2,249	8	931	-	-	-	-	-	66,684
Securitization and structured entities’ liabilities	1,044	1,084	475	512	588	4,912	13,398	3,038	-	25,051
Other	8,548	5,568	44	34	184	789	4,455	1,905	15,582	37,109
Total Other Liabilities	119,920	13,345	2,208	2,393	1,411	9,532	24,188	12,065	15,582	200,644
Subordinated Debt	-	-	-	-	-	-	-	6,782	-	6,782
Total Equity	-	-	-	-	-	-	-	-	45,721	45,721
Total Liabilities and Equity	162,992	58,063	34,074	26,132	20,682	43,686	89,199	33,238	306,009	774,075
(1) Deposits payable on demand and payable after notice have been included under no maturity. Certain comparative figures have been reclassified to conform with the current year’s presentation.
(Canadian $ in millions)									October 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,472	3,610	6,892	9,620	11,345	21,056	84,295	3,144	-	141,434
Backstop liquidity facilities	-	-	-	-	-	-	5,627	-	-	5,627
Operating leases	34	70	99	101	100	358	770	1,210	-	2,742
Securities lending	4,939	-	-	-	-	-	-	-	-	4,939
Purchase obligations	56	388	153	155	158	615	186	82	-	1,793

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

33 BMO Financial Group Second Quarter Report 2019

European Exposures

BMO’s European exposures were disclosed and discussed on pages 93 and 94 of BMO’s 2018 Annual Report. Our exposure to European countries, as at April 30, 2019, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1)

(Canadian $ in millions)
As at April 30, 2019
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS

Greece	-	-	-	-	-	-	-	-	-	-

Ireland (7)	211	-	28	-	28	-	175	-	175	414

Italy	16	-	-	-	-	-	-	-	-	16

Portugal	-	-	-	-	-	-	-	-	-	-

Spain	167	-	3	-	3	2	-	1	3	173
Total – GIIPS	394	-	31	-	31	2	175	1	178	603

Eurozone (excluding GIIPS)

France	256	7	-	177	184	90	33	-	123	563

Germany	377	719	62	797	1,578	57	4	6	67	2,022

Netherlands	333	495	28	-	523	4	52	-	56	912

Other (8)	204	-	4	221	225	3	4	5	12	441
Total – Eurozone (excluding GIIPS)	1,170	1,221	94	1,195	2,510	154	93	11	258	3,938

Rest of Europe

Norway	428	343	1	-	344	-	4	1	5	777

Sweden	8	242	1	325	568	1	-	-	1	577

United Kingdom	1,261	-	556	4,832	5,388	150	127	20	297	6,946

Other (8)	138	148	-	-	148	22	26	-	48	334
Total – Rest of Europe	1,835	733	558	5,157	6,448	173	157	21	351	8,634
Total – All of Europe (9)	3,399	1,954	683	6,352	8,989	329	425	33	787	13,175

As at January 31, 2019
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Total – GIIPS	339	-	3	-	3	3	189	-	192	534
Total – Eurozone (excluding GIIPS)	1,176	847	40	6,733	7,620	86	105	1	192	8,988
Total – Rest of Europe	1,653	824	561	6,835	8,220	140	186	70	396	10,269
Total – All of Europe (9)	3,168	1,671	604	13,568	15,843	229	480	71	780	19,791

  Refer to footnotes in the following table.

BMO Financial Group Second Quarter Report 2019 34

European Lending Exposure by Country and Counterparty (1)

	Lending (2)
(Canadian $ in millions)	Funded lending as at April 30, 2019			As at April 30, 2019		As at January 31, 2019
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded

GIIPS

Greece	-	-	-	-	-	-	-

Ireland (7)	2	209	-	231	211	175	163

Italy	16	-	-	16	16	14	14

Portugal	-	-	-	-	-	-	-

Spain	140	27	-	213	167	210	162
Total – GIIPS	158	236	-	460	394	399	339

Eurozone (excluding GIIPS)

France	186	70	-	391	256	292	245

Germany	233	144	-	540	377	424	375

Netherlands	102	231	-	441	333	445	338

Other (8)	74	130	-	397	204	292	218
Total – Eurozone (excluding GIIPS)	595	575	-	1,769	1,170	1,453	1,176

Rest of Europe

Norway	37	391	-	858	428	-	-

Sweden	8	-	-	139	8	841	360

United Kingdom	8	1,253	-	3,439	1,261	2,053	1,108

Other (8)	14	124	-	381	138	474	185
Total – Rest of Europe	67	1,768	-	4,817	1,835	3,368	1,653
Total – All of Europe (9)	820	2,579	-	7,046	3,399	5,220	3,168

(1)	BMO has the following indirect exposures to Europe as at April 30, 2019:

       –  Collateral of €4.0 billion to support trading activity in securities (€1.6 billion from GIIPS) and €67 million of cash collateral held.

       –  Guarantees of $9.2 billion ($265 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $183 million, with no net single-name* CDS exposure to GIIPS countries as at April 30, 2019 (*includes a net position of $131 million (bought protection) on a CDS Index, of which 15% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($38 billion for Europe as at April 30, 2019).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $56 million as at April 30, 2019.
(8)	Other Eurozone exposure includes 5 countries with less than $300 million net exposure. Other European exposure is distributed across 3 countries.
(9)	Of our total net direct exposure to Europe, approximately 95% was to counterparties in countries with a rating of Aa2/AA from at least one of Moody’s or S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

35 BMO Financial Group Second Quarter Report 2019

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2018 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 29, 2019, at 8:00 a.m. (ET). The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto), entering Passcode: 3792150#. A replay of the conference call can be accessed until Monday, August 26, 2019, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9055681#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

February 2019: $98.92

March 2019: $100.76

April 2019: $105.72

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2018 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2018 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal